LOOK INSIDE...


Parkvale
Bank

GREAT RATES, FRIENDLY SERVICE

Parkvale
FINANCIAL CORPORATION

TABLE OF CONTENTS

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

(Dollar amounts in thousands except per share data)

Balance Sheet Data at June 30:	**2006**	2005	2004	2003	2002
Total assets	**$1,858,715**	$1,875,844	$1,612,453	$1,642,803	$1,632,192
Loans	**1,217,328**	1,198,070	1,015,078	1,241,779	1,217,639
Investment securities	**425,183**	485,102	497,946	230,570	212,940
Deposits	**1,451,764**	1,478,335	1,281,971	1,331,760	1,349,339
FHLB advances and other debt	**239,413**	240,257	190,403	174,157	147,996
Shareholders' equity	**122,704**	112,971	104,686	99,474	97,404
Book value per share	**21.64**	20.09	18.76	17.93	17.09

Operating Data for the Year Ended June 30:	**2006**	2005	2004	2003	2002
Total interest income	**$89,575**	$77,522	$70,043	$86,030	$92,945
Total interest expense	**50,977**	42,765	41,519	53,764	59,798
Net interest income	**38,598**	34,757	28,524	32,266	33,147
Provision for loan losses	**736**	229	(106)	308	205
Net interest income after provision for loan losses	**37,862**	34,528	28,630	31,958	32,942
Noninterest income	**9,415**	8,176	8,068	8,045	10,660
Noninterest expenses	**27,640**	25,597	22,346	24,566	27,828
Income before taxes	**19,637**	17,107	14,352	15,437	15,774
Income tax expense	**6,325**	5,440	4,336	4,908	5,344
Net income	**$13,312**	$11,667	$10,016	$10,529	$10,430
Net income per diluted share	**$2.33**	$2.06	$1.77	$1.86	$1.81

Other Selected Data (Statistical Profile):

Year Ended June 30:	**2006**	2005	2004	2003	2002
Average yield earned on all interest-earning assets	**5.11** %	4.64 %	4.53 %	5.49 %	6.43 %
Average rate paid on interest-bearing liabilities	**2.96**	2.62	2.77	3.53	4.34
Average interest rate spread	**2.15**	2.02	1.76	1.96	2.09
Net yield on average interest-earning assets	**2.20**	2.08	1.84	2.06	2.30
Other expenses to average assets	**1.49**	1.46	1.39	1.51	1.87
Efficiency ratio	**57.57**	59.62	61.07	60.94	63.52
Return on average assets	**0.72**	0.67	0.62	0.65	0.70
Dividend payout ratio	**34.33**	38.83	42.94	38.71	39.78
Return on average equity	**11.26**	10.70	9.75	10.82	10.96
Average equity to average total assets	**6.38**	6.23	6.38	5.98	6.38

At June 30:	**2006**	2005	2004	2003	2002
One year gap to total assets	**(3.52)**%	3.77 %	(0.81) %	(0.79) %	(4.09)%
Intangibles to total equity	**26.21**	29.32	10.64	11.63	12.10
Shareholders' equity to assets ratio	**6.60**	6.02	6.49	6.06	5.97
Ratio of nonperforming assets to total assets	**0.25**	0.47	0.49	0.61	0.32
Nonperforming assets	**$4,564**	$8,815	$7,953	$9,979	$5,186
Allowance for loan losses as a % of gross loans	**1.21** %	1.25 %	1.34 %	1.20 %	1.26 %
Number of full-service offices	**47**	46	39	39	38

Parkvale Bank

A MESSAGE TO OUR SHAREHOLDERS

In my letter last year, I mentioned that in spite of a 16.4% increase in net income from 2004, our results were not yet where we wanted them to be but that we had generated positive momentum and were on the right track. The same holds true for this year as well. While 2006 net income and earnings per share are the second highest in Parkvale Financial Corporation's history, we believe the momentum that we have generated over the last two years combined with our excellent credit quality, disciplined expense culture and over 400 talented, dedicated employees will allow us to reach new heights in future years.



ROBERT J. McCARTHY, JR.
President and Chief Executive Officer

Parkvale Financial Corporation's (PFC) net income for the fiscal year ended June 30, 2006, was $13.3 million or $2.33 per diluted share, up 14.1% from net income of $11.7 million or $2.06 per diluted share for the fiscal year 2005. Although non-interest income increased $1.2 million or 15.2% in fiscal 2006, Parkvale's profitability continues to be driven by net interest income, which increased $3.8 million or 11.1%. Return on average equity was 11.26% for 2006 up from 10.70% the previous year.


Net Interest Income
Millions
$40.0
$35.0
$30.0
$25.0
$20.0
$15.0
$10.0
2004
2005
2006
Year ended June 30

We achieved these solid results in an environment that included a flattening yield curve and extremely aggressive pricing of loan assets and deposits by competitors in local markets. In this environment of narrow profit margins and stiff business competition, one of the most important steps an organization can take is to control expense growth. This is where I believe Parkvale clearly distinguishes itself. Our employees executed extremely well on expense initiatives as demonstrated by our operating expenses to average assets ratio for 2006 of 1.49%, well below our peer group average, and our efficiency ratio of 57.6% also compares favorably with our peers.

Our asset quality remains extremely good. At June 30, Parkvale's ratio of non-performing assets to total assets was 0.25% down from 0.47% reported at the end of the previous year—very good by any standard. The allowance for loan losses remains healthy at 1.21% of total loans and 327% of total non-performing assets and leaves us in a very good position to absorb any future loan losses. At June 30, Parkvale reported total loans of $1.2 billion of which $833 million were single-family residential loans; and of this amount, 72.2% were adjustable rate loans. The Bank also originates a growing portfolio of commercial real estate, commercial business and consumer loans within our primary market area that represents $362 million or 29.4% of total loans. We will continue to adhere to the underwriting standards that have contributed to our success.

Several years ago, we shifted our deposit gathering focus away from higher rate certificates of deposit to core accounts such as savings, money market and checking accounts. This deposit strategy was successful in reducing certificates from 70% to 57% of total deposits from year-end 2002 to 2005. Unfortunately, our strategy was temporarily derailed during 2006 as depositors, after an extended period of low rates, took advantage of rising rates and shifted balances from core accounts into the higher rates available on certificates. Total deposits declined 1.8% to $1.45 billion during the year and our ratio of certificates to total deposits increased to 59%.

Parkvale Financial Services (PFS), a division of the Bank that provides non-deposit investments and insurance products, was also very active during the year. PFS generated product sales of $29 million up from $27 million from the previous year but more importantly, 81%

came from sources outside of the Bank versus 68% for the prior year. In addition to PFS offering a wide array of insurance products, which includes life, auto, and homeowners, PFS will begin offering Wealth Management Services in September 2006 to individuals with significant assets who may appreciate the services of a dedicated advisor to assist them with any banking, investment, estate planning or insurance needs. We believe this new service is a natural extension of PFS's current activities.

In the financial services industry, branch offices continue to be the dominant delivery channel for the creation of new banking relationships and the primary method of banking for many customers. We continued to concentrate on expanding and better utilizing our branch network. This strategy is evidenced by the opening of our 47th office at the Greengate Centre Mall in Greensburg, Pennsylvania, in October 2005, the relocation of our New Kensington office to a larger and more visible location in July 2006, and the opening of a new free-standing, more accessible location in Millvale, Pennsylvania, which is expected to open in September 2006 and will allow us to more easily attract and better service our customers. We are confident that through organic growth and greater productivity we can meet or exceed our targets for revenue growth. We will, however, continue to consider acquisitions as a means of strengthening our franchise and providing long-term value to our shareholders.


Earnings per Share
$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
2004
2005
2006
Year ended June 30

Technology continues to play a key role in enhancing ways we interact with new and existing customers. A Marketing Customer Information File (MCIF) was successfully implemented during the fiscal year that focuses on increasing the number of products and services we maintain with each customer. The MCIF enhancement to our AS400 in-house computer system immediately displays a person's account profile and then prompts the Customer Service Representative to suggest a product or product(s) that this individual does not currently have with us and that would be in their best interests. We have no interest in selling products that a customer does not want or need.

Finally, in 2006 we were proud to continue our focus on community involvement. We are committed to making a difference in our communities. Parkvale has always dedicated time and resources to being a good citizen, and we always will. As we grow, we want the communities in which we live and work to flourish also. We cannot achieve our potential without a talented and committed work force. We are privileged to have outstanding people at all levels of the organization. They have been the Bank's foundation for the last 60 years and remain our primary competitive advantage. A salute to our employees who exemplify our culture appears on pages 41, 42, 43 and 44 of this report.

Additionally, I would like to recognize the many contributions of Director Emeritus Paul A. Mooney who passed away on August 23, 2006. Paul's insight and enthusiasm will be missed. A tribute to Mr. Mooney can be found on page 47 of this report.

I would also like to thank our dedicated Board of Directors for their support and wisdom throughout the year. My thanks also go to our customers, employees and shareholders who share my belief that our best days are still ahead of us.

Sincerely,

Robert J. McCarthy, Jr.
President and Chief Executive Officer
August 31, 2006



The purpose of this discussion is to summarize the financial condition and results of operations of Parkvale Financial Corporation ("Parkvale") and provide other information, which is not readily apparent from the consolidated financial statements included in this annual report. Reference should be made to those statements, the notes thereto and the selected financial data presented elsewhere in this report for a complete understanding of the following discussion and analysis.

Financial Condition

Parkvale's average interest-earning assets increased $84.4 million for the year ended June 30, 2006 over fiscal year 2005. This increase is primarily the result of growth in deposits and borrowings with funds being deployed into interest-earning assets. Average loan and average deposit balances rose $102.8 million and $56.5 million, respectively, in fiscal year 2006. The increases resulted from the acquisition of Advance Financial Bancorp ("AFB" or "Advance").

Acquisition

On December 31, 2004, Parkvale completed the acquisition of 100% of the voting equity interests of Advance. The acquisition of loans and deposits complemented Parkvale's existing portfolio and expanded the branch network into an area west of the previous footprint in southwestern Pennsylvania. Advance Financial Savings Bank operated seven branch office locations in Belmont and Jefferson Counties in Ohio and Brooke County, West Virginia, which are now operated as Parkvale Bank offices. The acquisition was accounted for as a purchase business combination, and Advance's operations were included in the consolidated statement of operations effective January 1, 2005. All shareholders of Advance received $26 per share or an aggregate $36.0 million. Payments to former option holders and transaction costs increased the total consideration paid to $38.7 million. The fair value of assets acquired included $51.1 million of investments and cash, $250.9 million of loans with $268.7 million of deposits assumed. Core deposit intangibles valued at $4.6 million represent 4.7% of core deposit accounts and the premium's expected amortization period is 8.94 years. The resulting goodwill of $18.1 million is not subject to periodic amortization. When all acquisitions are considered, goodwill and amortizing core deposit intangibles aggregating $27.1 million at June 30, 2006 are not deductible for federal income tax purposes.

Asset and Liability Management Condition

Parkvale functions as a financial intermediary, and as such, its financial condition should be examined in terms of its ability to manage interest rate risk ("IRR") and diversify credit risk.

Parkvale's asset and liability management ("ALM") is driven by the ability to manage the exposure of current and future earnings and capital to fluctuating interest rates. This exposure occurs because the present value of future cash flows, and in many cases the cash flows themselves, change when interest rates change. One of Parkvale's ALM goals is to minimize this exposure.

IRR is measured and analyzed using static interest rate sensitivity gap indicators, net interest income simulations and net present value sensitivity measures. These combined methods enable Parkvale's management to regularly monitor both the direction and magnitude of potential changes in the pricing relationship between interest-earning assets and interest-bearing liabilities.

Interest rate sensitivity gap analysis provides one indicator of potential interest rate risk by comparing interest-earning assets and interest-bearing liabilities maturing or repricing at similar intervals. The gap ratio is defined as rate-sensitive assets minus rate-sensitive liabilities for a given time period divided by total assets. Parkvale continually monitors gap ratios, and within the IRR framework and in conjunction with net interest income simulations, implements actions to reduce exposure to fluctuating interest rates. Such actions have included maintaining high liquidity, increasing the repricing frequency of the loan portfolio and lengthening the overall maturities of interest-bearing liabilities. Management believes these ongoing actions minimize Parkvale's vulnerability to fluctuations in interest rates. The one-year gap ratio shifted from 3.77% as of June 30, 2005 to -3.52% as of June 30, 2006, the three-year gap ratio went from 0.96% at June 30, 2005 to 3.26% at June 30, 2006 and the five-year gap ratio was 19.25% at June 30, 2005 versus 16.54% as of June 30, 2006. The decrease in the one-year GAP ratio is due to an increase in certificate of deposit accounts and borrowings projected to reprice or mature within one-year. The decrease in the five-year positive GAP ratio is primarily related to a reduction in investments repricing in less than 5 years due to maturing and called securities.

Gap indicators of IRR are not necessarily consistent with IRR simulation estimates. Parkvale utilizes net interest income simulation estimates under various assumed interest rate environments to more fully capture the details of IRR. Assumptions included in the simulation process include measurement over a probable range of potential interest rate changes, prepayment speeds on amortizing financial instruments, other imbedded options, loan and deposit volumes and rates, nonmaturity deposit assumptions and management's capital requirements. The estimated impact on projected net interest income in fiscal 2007 assuming an immediate shift in current interest rates, would result in the following percentage changes over fiscal 2006 net interest income +100 basis points ("bp"), +2.1%; +200 bp, +7.6%; -100 bp, +9.4%; -200 bp, +2.0%. This compares to projected net interest income for fiscal 2006 made at June 30, 2005 of: +100 bp, 12.8%; +200 bp, + 4.7%; -100 bp, + 14.2%; -200 bp, 2.9%. The fluctuation in projected net interest income between fiscal 2006 and 2005 is reflective of the flatter yield curve and lower long-term rates during fiscal 2006.

Interest-Sensitivity Analysis. The following table reflects the maturity and repricing characteristics of Parkvale's assets and liabilities at June 30, 2006 (in Thousands):

Interest sensitive assets	<3 months	4-12 Months	1-5 Years	5+Years	Total
ARM and other variable rate loans	$162,010	$180,672	$442,558	$28,301	$813,541
Other fixed rate loans, net (1)	10,747	33,460	169,678	203,885	417,770
Variable rate mortgage-backed securities	740	6,303	21,692	-	28,735
Fixed rate mortgage-backed securities	266	797	6,849	1,354	9,266
Investments and Federal funds sold	134,158	75,746	247,833	31,427	489,164
Equities, primarily FHLB	7,905	9,472	15,899	2,547	35,823
Total interest-sensitive assets	$315,826	$306,450	$904,509	$267,514	$1,794,299
Ratio of interest-sensitive assets to total assets	17.0%	16.5%	48.7%	14.4%	96.6 %
Interest-sensitive liabilities					
Passbook deposits and club accounts (2)	$9,079	$30,829	$36,323	$127,443	$203,674
Checking accounts (3)	16,856	15,652	31,306	197,255	261,069
Money market deposit accounts	30,027	44,000	44,000	-	118,027
Certificates of deposit	118,287	358,326	304,613	72,874	854,100
FHLB advances and other borrowings, including trust preferred securities	64,640	-	115,500	90,531	270,671
Total interest-sensitive liabilities	$238,889	$448,807	$531,742	$488,103	$1,707,541
Ratio of interest-sensitive liabilities to total liabilities and equity	12.9%	24.1%	28.6%	26.3%	91.9%
Ratio of interest-sensitive assets to interest-sensitive liabilities	132.2%	68.3%	170.1%	54.8%	105.1%
Periodic Gap to total assets	4.14%	(7.66)%	20.06%	(11.87)%	4.67%
Cumulative Gap to total assets	4.14%	(3.52)%	16.54%	4.67%	

1) Includes total repayments and prepayments at an assumed rate of 15% per annum for fixed-rate mortgage loans and mortgage-backed securities, with the amounts for other loans based on the estimated remaining loan maturity by loan type.

2) Based on historical data, assumes passbook deposits are rate sensitive at the rate of 18.2% per annum, compared with 26.9% for fiscal 2005.

3) Includes investment checking accounts, which are assumed to be immediately rate sensitive, with remaining interest-bearing checking accounts assumed to be rate sensitive at 10% in the first year and 5% per annum thereafter. Noninterest checking accounts are considered core deposits and are included in the 5+ years category.

Asset Management. A primary goal of Parkvale's asset management is to maintain a high level of liquid assets. Parkvale defines the following as liquid assets: cash, federal funds sold, certain corporate debt maturing in less than one year, U.S. Government and agency obligations maturing in less than one year and short-term bank deposit accounts. The average daily liquidity was 35.3% for the quarter ended June 30, 2006. During fiscal 2006, Parkvale's investment strategy in addition to maintaining high liquidity was to purchase high quality investment securities and single-family adjustable rate mortgage ("ARM") loans to enhance yields and reduce the risk associated with rate volatility. Such investments were purchased primarily with maturity or reset dates in 3 to 5 years. If interest rates were to fall, net interest income may decrease if the yield on liquid assets and ARM loans were to fall faster than liabilities would reprice.

Parkvale's lending strategy has been designed to shorten the average maturity of its assets and increase the rate sensitivity of its loan portfolio. In fiscal 2006, 2005 and 2004, 78.2%, 86.7% and 89.7%, respectively, of mortgage loans originated or purchased were adjustable-rate loans. Parkvale has continually emphasized the origination and purchase of ARM loans. ARMs totaled $714.1 million or 72.2% of total mortgage loans at June 30, 2006 versus $704.5 million or 72.9% of total mortgage loans at June 30, 2005. To supplement local mortgage originations, Parkvale purchased loans aggregating $139.5 million, $126.9 million and $227.1 million in fiscal 2006, 2005 and 2004, respectively, from mortgage bankers and other financial institutions. The loan packages purchased were predominately 3/1 and 5/1 ARMs. All of the fiscal 2006, 2005 and 2004 purchases were ARMs. The practice of purchasing loans in the secondary market is expected to continue in fiscal 2007 when liquidity exceeds targeted levels. At June 30, 2006, Parkvale had commitments to originate mortgage loans totaling $5.5 million and commercial loans of $8.9 million. Commitments to fund construction loans in process at June 30, 2006 were $19.5 million, which were funded from current liquidity.

Parkvale continues to increase its consumer loan portfolio through new originations. Home equity lines of credit are granted up to 120% of collateral value at competitive rates. In general, these loans have shorter maturities and greater interest rate sensitivity and margins than residential real estate loans. At June 30, 2006 and 2005, consumer loans were $182.5 million and $187.8 million which represented a 2.8% decrease and a 30.9% increase over the balances at June 30, 2005 and 2004, respectively, with fixed-rate second mortgage loans totaling $90.6 million, $73.9 million and $68.2 million of outstanding balances at June 30, 2006, 2005 and 2004, respectively, with average maturities of less than five years. The decrease of consumer loans in fiscal 2006 is due to lower retail demand related to the prevailing higher short-term rates. The increase in fiscal 2005 was due primarily to loans acquired or originated by AFB.

Investments in mortgage-backed securities and other securities, such as U.S. Government and agency obligations and corporate debt, are purchased to enhance Parkvale's overall net interest margin and to reduce credit risk concentration. Substantially all debt securities are classified as held to maturity and are not available for sale or held for trading.

Liability Management. Deposits are priced according to management's asset/liability objectives, alternate funding sources and competitive factors. Certificates of deposits maturing after one year as a percent of total deposits were 26.0% at June 30, 2006 and 33.9% at June 30, 2005. The reduced percentage of longer-term certificates is reflective of consumer preference for shorter-terms in a rising rate environment. Over the past 5 years, Parkvale has made a concentrated effort to increase low cost deposits by attracting new checking customers to our community branch offices. During fiscal 2006, checking accounts decreased by 1.6% after increasing by 13.9% during fiscal 2005. The reduced balances in checking accounts in fiscal 2006 reflects consumer preference for the higher rates available on certificate and money market accounts and the competitive rate environment. Checking account holders with higher balances have transferred portions of their accounts into higher yielding alternative products. Parkvale's primary sources of funds are deposits received through its branch network, and advances from the Federal Home Loan Bank ("FHLB"). FHLB advances can be used on a short-term basis for liquidity purposes or on a long-term basis to support lending activities.

Contractual Obligations

Information concerning our future contractual obligations by payment due dates at June 30, 2006 is summarized as follows. Contractual obligations for deposit accounts do not include accrued interest. Payments for deposits other than time, noninterest-bearing deposits and money market, NOW and savings accounts, are based on our historical experience, judgment and statistical analysis, as applicable, concerning their most likely withdrawal behaviors.

In Thousands	Due < one year	1-3 years	3-5 years	5+ years	Total
Deposits other than time	$146,443	$95,976	$15,653	$324,698	$582,770
Time deposits	476,613	256,510	48,103	72,874	854,100
Advances from FHLB	-	35,000	35,000	150,943	220,943
Trust preferred securities	-	-	-	32,200	32,200
Operating leases	1,300	2,247	1,587	3,187	8,321
Total	$624,356	$389,733	$100,343	$583,902	$1,698,334

Concentration of Credit Risk

Financial institutions, such as Parkvale, generate income primarily through lending and investing activities. The risk of loss from lending and investing activities includes the possibility that losses may occur from the failure of another party to perform according to the terms of the loan or investment agreement. This possibility of loss is known as credit risk.

Credit risk is increased by lending and investing activities that concentrate a financial institution's earning assets in a way that exposes the institution to a material loss from any single occurrence or group of related occurrences. Diversifying loans and investments to prevent concentrations of risks is one manner a financial institution can reduce potential losses due to credit risk. Examples of asset concentrations would include, but not be limited to, geographic concentrations, loans or investments of a single type, multiple loans to a single borrower, loans made to a single type of industry and loans of an imprudent size relative to the total capitalization of the institution. For loans purchased and originated, Parkvale has taken steps to reduce exposure to credit risk by emphasizing low-risk, single-family mortgage loans, which comprise 67.7% of the gross loan portfolio as of June 30, 2006. The next largest component of the loan portfolio is consumer loans at 15.3%, which generally consists of lower balance second mortgages and home equity loans originated in the greater Pittsburgh and Ohio valley region area and the auto loan portfolio.

Nonperforming Loans and Foreclosed Real Estate

Nonperforming loans and foreclosed real estate (REO) consisted of the following at June 30:

In Thousands	2006	2005	2004	2003	2002
Nonaccrual Loans:					
Mortgage	$1,700	$3,535	$2,610	$3,786	$2,871
Commercial and Consumer	1,888	3,626	2,345	3,498	598
Total nonaccrual loans	$3,588	$7,161	$4,955	$7,284	$3,469
Total nonaccrual loans as a percent of total loans	0.29%	0.59%	0.48%	0.58%	0.28%
Total foreclosed real estate, net	976	1,654	2,998	2,695	1,717
Total amount of nonaccrual loans and foreclosed real estate	$4,564	$8,815	$7,953	$9,979	$5,186
Total nonaccrual loans and foreclosed real estate as a percent of total assets	0.25%	0.47%	0.49%	0.61%	0.32%

Delinquent single-family mortgage loans at June 30, 2006 consisted of 28 owner occupied homes. As of June 30, 2006, $538,000 or 31.6% of the nonaccrual mortgage loans totaling $1.7 million were purchased from others. Management believes the loans are well collateralized.

Loans are placed on nonaccrual status when, in management's judgment, the probability of collection of principal and interest is deemed to be insufficient to warrant further accrual. When a loan is placed on nonaccrual status, previously accrued but unpaid interest is deducted from interest income. As a result, uncollected interest income is not included in earnings for nonaccrual loans. The amount of interest income on nonaccrual loans that has not been recognized in interest income was $135,000 for fiscal 2006 and $144,000 for fiscal 2005. Parkvale provides an allowance for the loss of accrued but uncollected interest on mortgage, consumer and commercial business loans, which are 90 days or more contractually past due.

In addition, loans totaling $6.4 million were classified as special mention or substandard for regulatory purposes at June 30, 2006. These loans, while current or less than 90 days past due, have exhibited characteristics which warrant special monitoring. Examples of these concerns include irregular payment histories, questionable collateral values, investment properties having cash flows insufficient to service debt, and other financial inadequacies of the borrower. These loans are regularly monitored with efforts being directed towards resolving the underlying concerns while continuing with the performing status classification of such loans.

Allowance for Loan Losses

The allowance for loan loss was $14.9 million at June 30, 2006 and $15.2 million at June 30, 2005 or 1.21% and 1.25% of gross loans at June 30, 2006 and June 30, 2005 respectively. The adequacy of the allowance for loan loss is determined by management through evaluation of individual nonperforming, delinquent and high dollar loans, economic and business trends, growth and composition of the loan portfolio and historical loss experience, as well as other relevant factors.

The allowance for loan loss is continually monitored by management for potential portfolio risks and to detect potential credit deterioration in the early stages. Management then establishes reserves based upon its evaluation of the inherent risks in the loan portfolio. Management believes the allowance for loan loss is adequate to absorb probable loan losses.

The following table sets forth the allowance for loan loss allocation at June 30:

In Thousands	2006		2005		2004		2003		2002	
General Allowances										
Residential 1-4 mortgages	**$2,855**	**19.2%**	$2,732	18.0%	$2,669	19.3%	$3,519	23.4%	$3,872	25.0%
Commercial & multi-family mtg	**3,802**	**25.5%**	3,952	26.0%	4,029	29.2%	3,921	26.1%	3,795	24.5%
Consumer Loans	**4,568**	**30.6%**	4,794	31.6%	3,542	25.6%	4,073	27.1%	4,652	30.0%
Commercial Loans	**3,368**	**22.6%**	3,386	22.3%	2,895	21.0%	2,746	18.3%	2,845	18.0%
Total General	**14,593**	**97.9%**	14,864	97.9%	13,135	95.1%	14,259	95.0%	15,164	97.9%
Specific Allowances										
Residential 1-4 mortgage	**32**	**0.2%**	93	0.6%	112	0.8%	36	0.2%	56	0.4%
Commercial & multi-family mtg	**-**	**0.0%**	-	0.0%	-	0.0%	235	1.6%	-	0.0%
Consumer	**256**	**1.7%**	213	1.4%	269	1.9%	225	1.5%	272	1.8%
Commercial	**26**	**0.2%**	18	0.1%	292	2.1%	258	1.7%	-	0.0%
Total Specific	**314**	**2.1%**	324	2.1%	673	4.9%	754	5.0%	328	2.1%
Total Allowances for loan losses	**$14,907**	**100.0%**	$15,188	100.0%	$13,808	100.0%	$15,013	100.0%	$15,492	100.0%

Yields Earned and Rates Paid

The following table sets forth the average yields earned on Parkvale's interest-earning assets and the average rates paid on its interest-bearing liabilities for the periods indicated, the resulting average interest rate spreads, the net yield on interest-earning assets and the weighted average yields and rates at June 30, 2006:

	Year Ended June 30,			**At June 30,**
	2006	2005	2004	**2006**
Average Yields on (1)				
Loans	5.60%	5.24%	5.01%	**5.73%**
Investments (2)	3.96%	3.64%	4.08%	**4.24%**
Federal funds sold	4.26%	2.29%	1.02%	**5.25%**
All interest-earning assets	5.11%	4.64%	4.53%	**5.34%**
Average rates paid on (1)				
Saving deposits	2.54%	2.22%	2.43%	**2.82%**
Borrowings	4.76%	4.77%	4.99%	**4.81%**
Trust preferred securities	8.06%	6.18%	4.89%	**9.16%**
All interest-bearing liabilities	2.96%	2.62%	2.77%	**3.21%**
Average interest rate spread	2.15%	2.02%	1.76%	**2.13%**
Net yield on interest-earning assets (3)	2.20%	2.08%	1.84%	

(1) Average yields and rates are calculated by dividing the interest income or expense for the period by the average balance for the year. The weighted averages at June 30, 2006 are based on the weighted average contractual interest rates. Nonaccrual loans are excluded in the average yield and balance calculations.

(2) Includes held-to-maturity and available-for-sale investments, including mortgage-backed securities and interest-bearing deposits.

(3) Net interest income on a tax equivalent basis divided by average interest-earning assets

The following table presents the average balances of each category of interest-earning assets and interest-bearing liabilities for the periods indicated.

	Year Ended June 30		
In Thousands	2006	2005	2004
Interest-Earning Assets			
Loans	**$1,214,931**	$1,112,113	$1,124,828
Investments	**456,638**	479,791	308,031
Federal Funds Sold	**82,166**	77,483	113,241
Total interest-earning assets	**1,753,736**	1,669,387	1,546,100
Noninterest-earning assets	**98,861**	81,898	63,682
Total assets	**$1,852,597**	$1,751,285	$1,609,782
Interest-bearing liabilities			
Savings deposits	**$1,444,318**	$1,387,788	$1,292,093
FHLB advances and other borrowings	**247,676**	212,764	179,171
Trust preferred securities	**32,200**	28,600	25,000
Total interest-bearing liabilities	**1,724,194**	1,629,152	1,496,264
Noninterest-bearing liabilities	**10,132**	13,081	10,838
Total Liabilities	**1,734,326**	1,642,233	1,507,102
Shareholders equity	**118,271**	109,052	102,680
Total liabilities and equity	**$1,852,597**	$1,751,285	$1,609,782
Net interest-earning assets	**$29,542**	$40,235	$49,836
Interest-earning assets as a % of interest-bearing liabilities	**101.7%**	102.5%	103.3%

An excess of interest-earning assets over interest-bearing liabilities enhances a positive interest rate spread.

Results of Operations

Parkvale Financial Corporation reported net income for the fiscal year ended June 30, 2006 of $13.3 million or $2.33 per diluted share, up 14.1% compared to net income of $11.7 million or $2.06 per diluted share for the fiscal year ended June 30, 2005. The $1.6 million increase in fiscal year 2006 net income reflects increases of $3.8 million in net interest income and $1.2 million in non-interest income offset by increases of $2.0 million in non-interest expense, $0.9 million in income tax expense and $0.5 million in provision for loan losses.

Net interest income is the difference between interest earned on loans and investments and interest paid for deposits and borrowings. A positive interest rate spread is achieved with interest-earning assets in excess of interest-bearing liabilities, which results in increased net interest income. Net interest income increased to $38.6 million in fiscal 2006 from $34.8 million in fiscal 2005.

Interest Income

Interest income from loans increased by $9.7 million or 16.7% in fiscal 2006. Average loans outstanding in fiscal 2006 were $1.2 billion, representing an increase of $102.8 million or 9.2%, partially due to loan purchases amounting to $139.5 million during fiscal 2006. The higher interest income reflected an increase in the average loan yield, which was 5.24% in fiscal 2005 and 5.60% in fiscal 2006. Interest income on loans increased by $1.9 million or 3.4% from fiscal 2004 to 2005. The average yield on loans increased from 5.01% in fiscal 2004 to 5.24% in fiscal 2005.

Interest income on investments increased $603,000 or 3.4% in fiscal 2006. This was the result of an increase in the average yield on investments to 3.96% in fiscal 2006 from 3.64% in fiscal 2005, offset by a decrease in the average balance of $23.1 million or 4.8% to $456.6 million. The average yield on investments decreased to 3.64% in fiscal 2005 from 4.08% in fiscal 2004. Interest income on investments increased by $4.9 million or 39.3% from fiscal 2004 to 2005. This was the result of a $171.7 million or 55.8% increase in the average balance.

Interest income from federal funds sold increased $1.7 million or 96.8% from fiscal 2005 to 2006. The increase was attributable primarily to an increase in the average yield from 2.29% in fiscal 2005 to 4.26% in fiscal 2006 and coupled with an increase in the average federal funds sold balance from $77.5 million in fiscal 2005 to $82.2 million in fiscal 2006. This is the result of the Federal Reserve increases to the target federal funds rate, which increased 200 basis points in fiscal 2006 from 3.25% to 5.25% on June 30, 2006. The average balance of federal funds sold decreased from $113.2 million in fiscal 2004 to $77.5 million in fiscal 2005 with interest income increasing $626,000 between the two years. The average yield increased from 1.02% in fiscal 2004 to 2.29% in fiscal 2005.

Interest Expense

Interest expense on deposits increased $5.8 million or 18.7% from fiscal 2005 to fiscal 2006. The average deposit balance increased $56.5 million or 4.1% in fiscal 2006 and the average cost increased from 2.22% in fiscal 2005 to 2.54% in 2006. The fiscal 2006 higher rates resulted from the general increase in rates paid due to the Federal Reserves continuous rate increase of 25 basis points at their regular meetings. Interest expense on deposits decreased $511,000 or 1.6% between fiscal 2004 and 2005. The average cost decreased from 2.43% in fiscal 2004 to 2.22% in fiscal 2005 while the average deposit balance increased by $95.7 million or 7.4% from fiscal 2004 to 2005.

Interest expense on borrowed money increased by $1.6 million or 16.0% in fiscal 2006 primarily due to a $34.9 million increase in the average balance with similar average costs of borrowings of 4.77% in fiscal 2005 and 4.76% in fiscal 2006. Interest expense on trust preferred securities increased $825,000 or 46.6% for fiscal 2006 primarily due to an increase in the average balance of $3.6 million or 12.6% due to the AFB acquisition and an increase in the average cost from 6.18% in fiscal 2005 to 8.06% in fiscal 2006. In fiscal 2005, interest expense on borrowed money increased by $1.2 million or 13.5%, due to new borrowings with the FHLB of $30 million at a rates ranging from 4.32% to 4.46% during fiscal 2005. The overall average cost of borrowings decreased from 4.99% in fiscal 2004 to 4.77% in fiscal 2005. Interest expense on trust preferred securities increased $545,000, or 44.6% for fiscal 2005 primarily due to the addition of $7.2 million of trust preferred securities acquired through the AFB acquisition.

Net interest income increased $3.8 million or 11.1% from fiscal 2005 to 2006. The average interest rate spread increased to 2.15% in fiscal 2006 from 2.02% in fiscal 2005, while the average net interest-earning assets decreased $10.7 million. In fiscal 2005, net interest income increased $6.2 million or 21.9%. The average interest rate spread increased from 1.76% in fiscal 2004 to 2.02% in fiscal 2005, while average net interest-earning assets decreased $9.6 million between the two years.

At June 30, 2006, the weighted average yield on loans and investments was 5.34%. The average rate payable on liabilities was 2.82% for deposits, 4.81% for borrowings, 9.16% for trust-preferred securities and 3.21% for combined deposits, borrowings and trust-preferred securities.

Provision for Loan Losses

The provision for loan losses is an amount added to the allowance against which loan losses are charged. The provision for loan losses was $736,000 in 2006, $229,000 in 2005, with a credit of $106,000 in 2004. The provision increased by $507,000 or 221.4% in fiscal 2006 compared to fiscal year 2005 due to the higher levels of net charge-offs in fiscal 2006 primarily related to uncollectible consumer loans acquired from Advance. The fiscal 2004 credit provision reflects the recovery of previous charge offs and the decrease in the loan portfolio due to payoffs. Aggregate allowances were 1.21% of gross loans as of June 30, 2006. Management believes the allowance for loan losses is adequate to cover the amount of probable credit losses in the loan portfolio as of June 30, 2006.

Noninterest Income

Total noninterest income increased by $1.2 million or 15.2% in fiscal 2006. Fee income derived from deposit accounts increased $678,000 and other fees and charges on loan accounts increased $141,000. Gains on the sale of securities and assets increased by $101,000. Fiscal 2006 gains on the sale of securities and assets were $128,000 compared to $27,000 in fiscal 2005. The fiscal 2006 gains included a $65,000 recovery from a fiscal 2002 writedown on WorldCom bonds. Service charges on deposit accounts increased by $1.2 million or 27.4% and other service charges and fees increased by $108,000 or 10.1% between fiscal 2005 and 2004. The increases in all periods are primarily due to the volume related to the AFB acquisition and product enhancements.

Other income increased $319,000 or 25.1% in fiscal 2006, and decreased $200,000 or 13.6% in fiscal 2005. Other income increased $357,000 primarily due to recoveries from previous write-downs of assets acquired from AFB. Investment service fee income earned by the Parkvale Financial Services investment representatives decreased $21,000 to $649,000 in fiscal 2006 versus $670,000 in fiscal 2005 and $694,000 in fiscal 2004 due to the lower commissions on products sold, primarily mutual fund sales.

Noninterest Expense

Total noninterest expense increased $2.0 million or 8.0% in fiscal 2006 and by $3.3 million or 14.6% in fiscal 2005 primarily due to the AFB acquisition on December 31, 2004.

Compensation and employee benefits increased $1.1 million or 7.9% during fiscal 2006 and $1.5 million or 12.5% during fiscal 2005 over the respective prior periods. The 2006 and 2005 increases were attributable to additional employees gained through the AFB acquisition.

Office occupancy expense increased $388,000 or 8.4% in fiscal 2006 and $414,000 or 9.9% in fiscal 2005 over the respective prior period. The fiscal 2006 and 2005 increases were due to the seven additional offices gained through the AFB acquisition. The 2006 increase is also attributable to the opening of our 47th branch office in October 2005.

Marketing expenses increased $181,000 or 47.9% in fiscal 2006 and decreased $3,000 or 0.8% in fiscal 2005. The fiscal 2006 increase is attributable to higher levels of advertising spending in the newer market areas in the Ohio Valley for the additional branch offices acquired with the AFB acquisition and the opening of the Greengate Centre office.

Deposits at Parkvale Savings Bank (the "Bank") are insured by the Federal Deposit Insurance Corporation ("FDIC") through the Deposit Insurance Fund ("DIF"). FDIC insurance expense was $191,000, $194,000 and $200,000 relating to savings deposit premiums averaging 1.32 basis points during fiscal 2006, 1.45 basis points during fiscal 2005, and 1.55 basis points during fiscal 2004, respectively. The FICO assessment is the total expense in the last three fiscal years and the FDIC has slowly decreased the rate charged on a quarterly basis.

Other expense increased by $300,000 or 6.3% in fiscal 2006 primarily due to increased intangible asset amortization related to the AFB acquisition. The amortization expense of core deposit intangibles was $955,000 in fiscal 2006 versus $697,000 in fiscal 2005 and $438,000 in fiscal 2004. Other expense increased by $1.1 million or 29.9% in fiscal 2005 primarily due to an increase of data processing expense related to the systems conversion of the AFB offices in February 2005 and enhancements to products and services.

Income Taxes

Federal and state income tax expense increased by $885,000 or 16.3% in fiscal 2006 and increased by $1.1 million or 25.5% in fiscal 2005 due to higher amounts of pre-tax income. The lower effective tax rate compared to the statutory rate of 35% was a result from the benefits of certain investments made by the company and its subsidiaries. As discussed in Note H, the effective tax rate for fiscal 2006, 2005 and 2004 was 32.2%, 31.8% and 30.2%, respectively.

Commitments

At June 30, 2006, Parkvale was committed under various agreements to originate fixed and adjustable rate mortgage loans aggregating $3.6 million and $1.9 million, respectively, at rates ranging from 6.25% to 6.764% for fixed rate and 5.375% to 7.50% for adjustable rate loans, and had $87.2 million of unused consumer lines of credit and $18.6 million in unused commercial lines of credit. Parkvale was committed to fund commercial development loans in process of $7.5 million and residential loans in process of $12.1 million. Parkvale was also committed to originate commercial loans totaling $8.9 million at June 30, 2006. Outstanding letters of credit total $5.1 million at June 30, 2006.

Liquidity and Capital Resources

Liquidity risk represents the inability to generate cash or otherwise obtain funds at reasonable rates to satisfy commitments to borrowers, as well as the obligations to depositors and debt holders. Parkvale uses its asset/liability management policy and contingency funding plan to control and manage liquidity risk. In fiscal 2005, the AFB acquisition, which resulted in balance sheet growth, was funded with cash from available liquidity and capital.

Federal funds sold increased $23 million or 28.4% from $81 million at June 30, 2005 to $104 million at June 30, 2006. Loan balances increased $19.3 million or 1.6%, investments held to maturity decreased $62.8 million or 13.7% and cash and other interest-earning balances decreased $1.5 million or 4.3%. The decrease in total assets resulted from decreased deposit balances of $26.6 million or 1.8% and by decreased advances and other debt of $844,000 or 0.4%. Parkvale's FHLB advance available maximum borrowing capacity is $835 million. If Parkvale were to experience a deposit run off in excess of available cash resources and cash equivalents, available FHLB borrowing capacity could be utilized to fund the decrease in deposits.

Trust preferred securities are considered variable rate debt obligations of Parkvale with $25.0 million that is scheduled to mature in March 2032 with an additional $7.2 million maturing in December 2032. Parkvale is permitted to redeem $25 million in whole or in part beginning in March 2007 and on a quarterly basis thereafter. The interest rate at June 30, 2006 on the $25 million was 9.06% representing 3 month Libor plus 360 basis points. If the debt is repaid in full on March 26, 2007, unamortized debt issuance costs of $625,000 would be recognized as an other expense, with the balance decreasing by $6,000 per quarter thereafter. The decision to redeem the $25 million in whole or in part is at Parkvale's option, which is subject to regulatory approval depending upon the funding method and capital impact at the Bank and Parkvale.

Shareholders' equity increased $9.7 million or 8.6% at June 30, 2006 compared to June 30, 2005. Comprehensive income was $116,000, while dividends declared were $4.5 million resulting in 34.0% of net income paid to shareholders (equal to $0.80 per share) for fiscal year ended June 30, 2006. Treasury stock purchased in fiscal 2006 was $158,000, which was deployed for funding stock options and benefit plans totaling $1.2 million. The book value of Parkvale's common stock increased 7.7% to $21.64 at June 30, 2006 from $20.09 at June 30, 2005 as a result of these increases in shareholders' equity.

The Bank is a wholly owned subsidiary of Parkvale. The Bank's primary regulators are the Federal Deposit Insurance Corporation ("FDIC") and the Pennsylvania Department of Banking. The Office of Thrift Supervision retains jurisdiction over Parkvale Financial Corporation due to its status as a unitary savings and loan holding company. The Bank continues to maintain a "well capitalized" status, sustaining a 6.65% Tier 1 capital level as of June 30, 2006. Adequate capitalization allows Parkvale to continue building shareholder value through traditionally conservative operations and potentially profitable growth opportunities. Management is not aware of any trends, events, uncertainties or recommendations by any regulatory authority that will have, or that are reasonably likely to have, material effects on Parkvale's liquidity, capital resources or operations.

Critical Accounting Policies and Judgments

Parkvale's consolidated financial statements are prepared based upon the application of certain accounting policies, the most significant of which are described in Note A - Significant Accounting Policies. Certain of these policies require numerous estimates and strategic or economic assumptions that may prove inaccurate or subject to variations and may significantly affect Parkvale's reported results and financial position in future periods. Changes in underlying factors, assumptions, or estimates in any of these areas could have a material impact on Parkvale's future financial condition and results of operations.

Allowance for Loan Losses. The allowance for loan losses is increased with provisions to decrease income and decreased by net charge-offs. The Bank's periodic evaluation of the adequacy of the allowance is based on known and inherent risks in the portfolio, past loan loss experience, current economic conditions, trends within Parkvale's market area and other relevant factors.

The first step in determining the allowance for loan losses is recognizing a specific allowance on individual impaired loans. Nonaccrual, substandard and doubtful commercial and other real estate loans are considered for impairment.

An allowance is recognized for loan losses in the remainder of the loan portfolio based on known and inherent risk characteristics in the portfolio, past loss experience and prevailing market conditions. Because evaluating potential losses involves a high degree of management judgment, a margin is included for the imprecision inherent in making these estimates. While management believes that the allowance is adequate to absorb estimated credit losses in its existing loan portfolio, future adjustments may be necessary if circumstances differ substantially from the assumptions used in evaluating the adequacy of the allowance for loan losses.

The allowance for loan losses at June 30, 2006 includes $12.0 million or 80.6% of the allowance allocated to loans that are not mortgages secured by single-family homes. The ability of Bank customers to repay commercial or consumer loans is dependent upon the success of their business, continuing income and general economic conditions. Accordingly, the risk of loss is higher on such loans than single-family loans, which generally incur fewer losses as the collateral value generally exceeds the loan amounts in the event of foreclosure.

Investment Securities Held to Maturity. Securities for which the Bank has the positive intent and ability to hold to maturity are reported at cost adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity. Declines in the fair value of individual held-to-maturity securities below their amortized cost that are other than temporary result in writedowns of the individual securities to their estimated fair value. Such writedowns are included in earnings as realized losses. Regular quarterly reviews of investment ratings and publicly available information are conducted by management and reviewed by the Audit-Finance committee. A listing of securities with ratings below investment grade are monitored and evaluated for possible writedown. There were no writedowns in fiscal 2006, 2005 and 2004.

Foreclosed Real Estate. Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold and recorded at the lower of the carrying amount or fair value of the property less cost to sell. After foreclosure, management periodically performs valuations and a valuation allowance is established for declines in the fair value less cost to sell below the property's carrying amount. Revenues, expenses and changes in the valuation allowance are included in the statement of operations. Gains and losses upon disposition are reflected in earnings as realized. Foreclosed real estate at June 30, 2006 included $412,000 of commercial property.

Goodwill and Other Intangible Assets. FAS 141, Accounting for Business Combinations is the standard of accounting for business combinations initiated after June 30, 2001. FAS 141 mandated use of the purchase method and eliminated the use of the pooling-of-interest method of accounting for business combinations. FAS 141 also provided criteria to determine whether an acquired intangible should be recognized separately from goodwill. FAS 142, Accounting for Goodwill and Other Intangible Assets establishes standards for the amortization of acquired intangible assets and the non-amortization and impairment assessment of goodwill. At June 30, 2006, Parkvale has $6.5 million of core deposit intangible assets subject to amortization and $25.6 million in goodwill, which is not subject to periodic amortization. Parkvale determined the amount of identifiable intangible assets based upon independent core deposit analyses.

Goodwill arising from business acquisitions represents the value attributable to unidentifiable intangible elements in the business acquired. Parkvale's goodwill relates to value inherent in the banking business, and the value is dependent upon Parkvale's ability to provide quality, cost effective services in the face of competition from other market participants on a regional basis. This ability relies upon continuing investments in processing systems, the development of value-added service features, and the ease of use of Parkvale's services. As such, goodwill value is supported ultimately by revenue, which is driven by the volume of business transacted. A decline in earnings as a result of a lack of growth or the inability to deliver cost effective services over sustained periods can lead to impairment of goodwill, which could result in a charge and adversely impact earnings in future periods.

Impact of Inflation and Changing Prices

The financial statements and related data presented herein have been prepared in accordance with accounting principles generally accepted in the United States, which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, substantially all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the consumer price index.

Forward Looking Statements

The statements in this Annual Report that are not historical fact are forward looking statements. Forward-looking information should not be construed as guarantees of future performance. Actual results may differ from expectations contained in such forward looking information as a result of factors including but not limited to the interest rate environment, economic policy or conditions, federal and state banking and tax regulations and competitive factors in the marketplace. Each of these factors could affect estimates, assumptions, uncertainties and risks considered in the development of forward looking information and could cause actual results to differ materially from management's expectations regarding future performance.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

(Dollar amounts in thousands except share data)

	June 30,	
Assets	**2006**	2005
Cash and noninterest-earning deposits	**$25,676**	$26,040
Federal funds sold	**104,000**	81,000
Cash and cash equivalents	**129,676**	107,040
Interest-earning deposits in other banks	**8,307**	9,474
Investment securities available for sale (cost of $27,755 in 2006 and $24,682 in 2005) (Note B)	**27,917**	25,022
Investment securities held to maturity (fair value of $389,964 in 2006 and $459,645 in 2005) (Note B)	**397,266**	460,080
Loans, net of allowance of $14,907 in 2006 and $15,188 in 2005 (Note C)	**1,217,328**	1,198,070
Foreclosed real estate, net (Note D)	**975**	1,654
Office properties and equipment, net (Note D)	**17,592**	13,053
Goodwill	**25,634**	25,634
Intangible assets and deferred charges	**6,532**	7,487
Prepaid expenses and other assets (Note M)	**27,488**	28,330
Total assets	**1,858,715**	1,875,844

Liabilities and Shareholders' Equity

Liabilities		
Deposits (Note E)	**$1,451,764**	$1,478,335
Advances from Federal Home Loan Bank (Note F)	**221,885**	217,141
Other debt (Note F)	**17,528**	23,116
Trust preferred securities (Note F)	**32,200**	32,200
Advance payments from borrowers for taxes and insurance	**7,292**	6,511
Other liabilities (Note M)	**5,342**	5,570
Total liabilities	**1,736,011**	1,762,873

Shareholders' Equity (Notes G and I)		
Preferred stock ($1.00 par value; 5,000,000 shares authorized; 0 shares issued)	**--**	--
Common stock ($1.00 par value; 10,000,000 shares authorized; 6,734,894 shares issued)	**6,735**	6,735
Additional paid-in capital	**3,517**	3,536
Treasury stock at cost - 1,065,830 shares in 2006 and 1,112,948 shares in 2005	**(20,620)**	(21,680)
Accumulated other comprehensive income	**116**	216
Retained earnings	**132,956**	124,164
Total shareholders' equity	**122,704**	112,971
Total liabilities and shareholders' equity	**$1,858,715**	$1,875,844

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollar amounts in thousands except per share data)

	Years ended June 30,		
	2006	2005	2004
Interest Income:			
Loans	**$67,989**	$58,259	$56,339
Investments	**18,089**	17,486	12,553
Federal funds sold	**3,497**	1,777	1,151
Total interest income	**89,575**	77,522	70,043
Interest Expense:			
Deposits (Note E)	**36,597**	30,837	31,348
Borrowings	**11,786**	10,159	8,948
Trust preferred securities	**2,594**	1,769	1,223
Total interest expense	**50,977**	42,765	41,519
Net interest income	**38,598**	34,757	28,524
Provision for loan losses (Note C)	**736**	229	(106)
Net interest income after provision for loan losses	**37,862**	34,528	28,630
Noninterest Income:			
Service charges on deposit accounts	**6,380**	5,702	4,474
Other service charges and fees	**1,319**	1,178	1,070
Net gain on sale of assets and securities (Note J)	**128**	27	1,055
Other	**1,588**	1,269	1,469
Total noninterest income	**9,415**	8,176	8,068
Noninterest Expense:			
Compensation and employee benefits	**14,972**	13,872	12,328
Office occupancy	**4,999**	4,611	4,197
Marketing	**559**	378	381
FDIC insurance	**191**	194	200
Office supplies, telephone and postage	**1,868**	1,791	1,582
Other	**5,051**	4,751	3,658
Total noninterest expense	**27,640**	25,597	22,346
Income before income tax expense	**19,637**	17,107	14,352
Income tax expense (Note H)	**6,325**	5,440	4,336
Net income	**$13,312**	$11,667	$10,016
Net income per share:			
Basic	**$2.36**	$2.08	$1.80
Diluted	**$2.33**	$2.06	$1.77

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollar amounts in thousands)	Years ended June 30,		
	2006	2005	2004
Cash flows from operating activities:			
Interest received	**$90,615**	$81,846	$76,169
Loan fees received (paid)	**(164)**	(897)	(3,420)
Other fees and commissions received	**8,818**	7,684	6,467
Interest paid	**(51,268)**	(42,712)	(41,532)
Cash paid to suppliers and employees	**(24,881)**	(25,093)	(21,943)
Income taxes paid	**(5,880)**	(4,961)	(4,780)
Net cash provided by operating activities	**17,240**	15,867	10,961
Cash flows from investing activities:			
Proceeds from sales of investment securities available for sale	**2,979**	13,503	1,075
Proceeds from maturities of investments	**111,764**	197,252	211,701
Purchase of investment securities available for sale	**(2,340)**	(2,924)	(210)
Purchase of investment securities held to maturity	**(52,995)**	(168,306)	(481,736)
Maturity of deposits in other banks	**1,167**	4,073	4,029
Purchase of loans	**(139,531)**	(126,877)	(227,145)
Proceeds from sales of loans	**5,184**	2,441	5,903
Principal collected on loans	**262,174**	336,231	613,126
Loans made to customers, net of loans in process	**(147,031)**	(142,580)	(164,564)
Payment for acquisition of Advance Financial Bancorp, net	**-**	(12,780)	-
Capital expenditures, net of proceeds from sales of capital assets	**(6,164)**	621	(243)
Net cash provided by (used in) investing activities	**35,207**	100,654	(38,064)
Cash flows from financing activities:			
Net (decrease) increase in checking and savings accounts	**(42,606)**	(37,150)	40,993
Net increase (decrease) in certificates of deposit	**16,198**	(35,179)	(90,783)
Proceeds from FHLB advances	**10,000**	30,000	10,000
Repayment of FHLB advances	**(5,052)**	(5,104)	(14)
Net (decrease) increase in other borrowings	**(5,588)**	3,806	6,260
Net increase (decrease) in borrowers advances for tax and insurance	**781**	(122)	(1,114)
Dividends paid	**(4,520)**	(4,475)	(4,240)
Contribution to retirement plans	**880**	806	731
Payment for treasury stock	**(158)**	(70)	(1,480)
Proceeds from exercise of stock options	**254**	193	497
Net cash used in financing activities	**(29,811)**	(47,295)	(39,150)
Net increase (decrease) in cash and cash equivalents	**22,636**	69,226	(66,253)
Cash and cash equivalents at beginning of year	**107,040**	37,814	104,067
Cash and cash equivalents at end of year	**$129,676**	$107,040	$37,814
Reconciliation of net income to net cash provided by operating activities:			
Net income	**$13,312**	$11,667	$10,016
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**2,583**	2,118	1,830
Accretion and amortization of fees and discounts	**932**	2,362	5,008
Loan fees collected and deferred	**(533)**	(297)	(3,420)
Provision for (recovery of) loan losses	**736**	229	(106)
Gain on sale of assets	**(128)**	(27)	(1,077)
Increase in accrued interest receivable	**108**	1,865	497
Decrease (increase) in other assets	**683**	(3,671)	(1,037)
(Decrease) increase in accrued interest payable	**(142)**	162	(13)
(Decrease) increase in other liabilities	**(311)**	1,459	(737)
Total adjustments	**3,928**	4,200	945
Net cash provided by operating activities	**$17,240**	$15,867	$10,961

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY

(Dollar amounts in thousands except per share data)

	Common Stock	Additional Paid-In Capital	Treasury Stock	Accumulated Other Comprehensive Income	Retained Earnings	Total Shareholders' Equity
Balance at June 30, 2003	$6,735	$4,132	($22,951)	$355	$111,203	$99,474
2004 net income					10,016	10,016
Accumulated other comprehensive income:						
Change in unrealized gain on securities, net of deferred tax expense of $56				98		
Reclassification adjustment, net of taxes of $(235)				(410)		(312)
Comprehensive income						9,704
Treasury stock purchased			(1,480)			(1,480)
Treasury stock contributed to benefit plans			731			731
Exercise of stock options		(516)	1,013			497
Cash dividends declared on common stock at $.76 per share					(4,240)	(4,240)
Balance at June 30, 2004	6,735	3,616	(22,687)	43	116,979	104,686
2005 net income					11,667	11,667
Accumulated other comprehensive income						
Change in unrealized gain on securities, net of deferred tax expense of $77				182		
Reclassification adjustment, net of taxes of $(4)				(9)		173
Comprehensive income						11,840
Treasury stock purchased			(70)			(70)
Treasury stock contributed to benefit plans			806			806
Exercise of stock options		(80)	271			191
Cash dividends declared on common stock at $.80 per share					(4,482)	(4,482)
Balance at June 30, 2005	6,735	3,536	(21,680)	216	124,164	112,971
2006 net income					13,312	13,312
Accumulated other comprehensive income						
Change in unrealized gain on securities, net of deferred tax expense of $(12)				(21)		
Reclassification adjustment, net of taxes of $(46)				(79)		(100)
Comprehensive income						13,212
Treasury stock purchased			(158)			(158)
Treasury stock contributed to benefit plans			880			880
Exercise of stock options		(19)	338			319
Cash dividends declared on common stock at $.80 per share					(4,520)	(4,520)
Balance at June 30, 2006	$6,735	$3,517	($20,620)	$116	$132,956	$122,704

See Notes to Consolidated Financial Statements.

NOTE A – Significant Accounting Policies

(dollar amounts in thousands, except per share data)

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Parkvale Financial Corporation ("PFC"), its wholly owned subsidiary, Parkvale Savings Bank (the "Bank") and its wholly owned subsidiaries. PFC and the Bank are collectively referred to as ("Parkvale"). All intercompany transactions and balances have been eliminated in consolidation.

Business

The primary business of Parkvale consists of attracting deposits from the general public in the communities that it serves and investing such deposits, together with other funds, in residential real estate loans, consumer loans, commercial loans and investment securities. Parkvale focuses on providing a wide range of consumer and commercial services to individuals, partnerships and corporations in the tri-state area, which comprises its primary market area. Parkvale is subject to the regulations of certain federal and state agencies and undergoes periodic examinations by certain regulatory authorities.

Revenue Recognition

Income on loans and investments is recognized as earned on the accrual method. Service charges and fees on loans and deposit accounts are recognized at the time the customer account is charged.

Operating Segments

An operating segment is defined as a component of an enterprise that engages in business activities which generate revenue and incurs expense, and the operating results of which are reviewed by management. Parkvale's business activities are currently confined to one operating segment which is community banking.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reported period. Actual results could differ from those estimates.

Cash and Noninterest-Earning Deposits

The Bank is required to maintain cash and reserve balances with the Federal Reserve Bank. The reserve calculation is currently 0% of the first $7,800 of checking deposits, 3% of the next $40,500 of checking deposits and 10% of total checking deposits over $48,300. These required reserves, net of allowable credits, amounted to $5,600 at June 30, 2006.

Investment Securities Available for Sale

Investment securities available for sale consist primarily of equity securities. Unrealized holding gains and losses, net of tax, on available-for-sale securities are reported as a net amount in a separate component of shareholders' equity until realized. Gains and losses on the sale of available-for-sale securities are determined using the specific-identification method. Declines in the fair value of individual available-for-sale securities below their cost that are other than temporary will result in write-downs of the individual securities to their fair value. Any related write-downs will be included in earnings as realized losses. The FHLB of Pittsburgh stock is a restricted equity security that does not have a readily determinable fair value. The FHLB requires member institutions to maintain a minimum level of stock ownership based on a percentage of residential mortgages, subject to periodic redemption at par if the stock owned is over the minimum requirement. As such, FHLB stock is recorded at cost with no unrealized gains or losses as an investment available for sale. No securities have been classified as trading.

Investment Securities Held to Maturity

Securities for which the Bank has the positive intent and ability to hold to maturity are reported at cost adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity. Declines in the fair value of individual held-to-maturity securities below amortized cost that are other than temporary will result in write-downs of the individual securities to their fair value. Any related write-downs will be included in earnings as realized losses.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans. Loan origination and commitment fees and certain direct origination costs have been deferred and recognized as an adjustment of the yield of the related loan, adjusted for anticipated loan prepayments. Discounts and premiums on purchased residential real estate loans are amortized to income using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments.

Loans are placed on nonaccrual status when, in the judgment of management, the probability of collection of principal and interest is deemed to be insufficient towarrant further accrual. All loans which are 90 or more days delinquent are treated as nonaccrual loans.

NOTE A – Significant Accounting Policies (cont.)

(dollar amounts in thousands, except per share data)

Nonaccrual, substandard and doubtful commercial and other real estate loans are assessed for impairment. Loans are considered impaired when the fair value of collateral is insufficient compared to the contractual amount due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest ultimately collected is credited to income in the period of recovery.

Allowance for Loan Losses

The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). The Bank's periodic evaluation of the adequacy of the allowance is based on known and inherent risks in the portfolio, past loan loss experience, current economic conditions, trends within Parkvale's market area and other relevant factors.

The first step in determining the allowance for loan losses is recognizing a specific allowance on individual impaired loans. Nonaccrual, substandard and doubtful commercial and other real estate loans are considered for impairment. Impaired loans are generally evaluated based on the present value of the expected future cash flows discounted at the loan's effective interest rate, at the loan's observable market price or at the fair value of the collateral if the loan is collateral dependent. Based on this evaluation, specific loss allowances are established on impaired loans when necessary.

An allowance is recognized for loan losses in the remainder of the loan portfolio based on known and inherent risk characteristics in the portfolio, past loss experience and prevailing market conditions. Because evaluating potential losses involves a high degree of management judgment, a margin is included for the imprecision inherent in making these estimates. While management believes that the allowance is adequate to absorb estimated credit losses in its existing loan portfolio, future adjustments may be necessary in circumstances that differ substantially from the assumptions used in evaluating the adequacy of the allowance for loan losses.

Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share for the three years ended June 30:

	2006	2005	2004
Numerator for basic and diluted earnings per share:			
Net income	**$13,312**	$11,667	$10,016
Denominator			
Weighted average shares for basic earnings per share	**5,644,753**	5,597,374	5,571,733
Effect of dilutive employee stock options	**62,496**	72,657	77,511
Weighted average shares for dilutive earnings per share	**5,707,249**	5,670,031	5,649,244
Net income per share			
Basic	**$2.36**	$2.08	$1.80
Diluted	**$2.33**	$2.06	$1.77

Office Property and Equipment

Office property and equipment is recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the useful lives of the various classes of assets. Amortization of leasehold improvements is computed using the straight-line method over the useful lives of the leasehold.

Foreclosed Real Estate

Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold and recorded at the lower of the carrying amount or fair value of the property less cost to sell. After foreclosure, management periodically performs valuations, and a valuation allowance is established for any declines in the fair value less cost to sell below the property's carrying amount. Revenues, expenses and changes in the valuation allowance are included in the statement of operations. Gains and losses upon disposition are reflected in earnings as realized. Loans transferred to foreclosed real estate during fiscal 2006 were $2,100 and in 2005 and 2004 were $1,450 and $881, respectively. The foreclosures in the last three years were primarily due to loans on single-family dwellings foreclosed throughout the year.

NOTE A – Significant Accounting Policies (cont.)

(dollar amounts in thousands, except per share data)

Stock Based Compensation

In December 2004, the Financial Accounting Standards Board ("FASB") issued No. 123R, a revised Statement, Share-Based Payment Amendment of FASB Statements No. 123 and APB No. 95, previously issued on March 31, 2004, that addressed the accounting for share-based payment transactions in which an enterprise receives services in exchange for (a) equity instruments of the enterprise and (b) liabilities that are based on the fair value of the enterprise's equity instruments that may be settled by the issuance of such equity instruments. Under Financial Accounting Standard ("FAS") 123R, all forms of share-based payments to employees, including employee stock options, are treated the same as other forms of compensation by recognition of the related cost in the income statement. The expense of the award would generally be measured at fair value at the grant date. Previous accounting guidance permitted the expense relating to so-called fixed plan employee stock options only be disclosed in the footnotes to the financial statements. The revised statement eliminated the ability to account for share-based compensation transactions using APB Opinion No. 25, Accounting for Stock Issued to Employees. The revised statement eliminated the alternative to use the intrinsic value method of accounting. This statement requires the use of fair value recognition principles. This statement did not have a significant impact on Parkvale's results of operations, which became effective for Parkvale on July 1, 2005. At June 30, 2006, Parkvale does not have any unvested stock options outstanding.

Information regarding net income and earnings per share as required by FAS 123, has been determined as if PFC had accounted for its stock options using the fair value recognition provisions. The fair value for these options was estimated at the date of the grants using a Black-Scholes option-pricing model.

Statement of Cash Flows

For the purposes of reporting cash flows, cash and cash equivalents include cash and noninterest-earning deposits and federal funds sold. Additionally, allocation of treasury stock to retirement plans includes exercise of stock options and allocation to the employee stock ownership plan.

Treasury Stock

The purchase of PFC common stock is recorded at cost. At the date of subsequent reissue, the treasury stock account is reduced by the cost of such stock on the average cost basis, with any excess proceeds being credited to Additional Paid-in Capital.

The repurchase program approved on June 19, 2003 expired on June 30, 2006. During fiscal 2006, this program repurchased 5,785 shares at an average price of $27.32 representing 0.10% of the outstanding stock. A new repurchase program was approved on June 21, 2006 permitting the purchase of 5% of outstanding stock, or 283,400 shares, to be repurchased periodically through fiscal year 2007 at prevailing market prices in open-market transactions.

Goodwill and Other Intangible Assets

Parkvale adopted FAS 142, Accounting for Goodwill and Other Intangible Assets, during fiscal 2002. FAS 142 defines goodwill as the excess of the purchase price over the fair value of assets acquired in connection with business acquisition accounted for as a purchase, and intangible assets with indefinite lives are no longer amortized but are reviewed annually, requiring a two-step process, or more frequently if impairment indicators arise, for impairment. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. Parkvale applied the non-amortization provisions of FAS 142 to goodwill recorded on December 31, 2004 as a result of the acquisition of AFB. AFB core deposit intangibles valued at $4,600 at acquisition represented 4.7% of core deposit accounts, and the premium is being amortized over the average life of 8.94 years. Resulting goodwill of $18,100 is not subject to periodic amortization. Core deposit intangible amortization expense for AFB and for Second National Bank of Masontown ("SNB") acquired on January 31, 2002 was $517 and $392 in fiscal 2006, respectively. Amortization for each of the next five years is expected to be $517 and $392 for AFB and SNB, respectively. Goodwill and amortizing core deposit intangibles aggregating $27,600 are not deductible for federal income tax purposes. See Note K.

Derivative Financial Instruments

FAS 133, Accounting for Derivative Instruments and Hedging Activities, establishes accounting and reporting standards requiring that every derivative be recorded in the balance sheet as either an asset or liability measured at its fair value. FAS 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. The adoption has not had a material impact on Parkvale's financial statements, as Parkvale

NOTE A – Significant Accounting Policies (cont.) (dollar amounts in thousands, except per share data)

has not held any instruments that are subject to FAS 133 accounting.

Recent Accounting Standards

In May 2005, the FASB issued Statement of Financial Accounting Standard No. 154, "Accounting Changes and Error Corrections", replacing APB Opinion No. 20, "Accounting Changes", and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changing the requirements for the accounting for reporting of a change in accounting principle. This Statement requires retrospective application to prior period financial statements of a voluntary change in accounting principle unless it is impracticable. Statement No. 154 is effective for fiscal years beginning after December 15, 2005, with earlier application permitted. Parkvale adopted this statement for the second quarter of fiscal 2006. This statement has not impacted Parkvale's financial statements.

In November 2005, the FASB issued Staff Position (FSP) Nos. FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. This FSP addresses the determination of when an investment is considered to be impaired, whether the impairment is other-than-temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary. The guidance in this FSP must be applied to all reporting periods beginning after December 15, 2005. Parkvale has adopted this statement for the second quarter of fiscal 2006.

The FASB recently issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes." This pronouncement, which will be effective for Parkvale in fiscal 2008, clarifies accounting for income tax positions that are either: (1) complex, and therefore, subject to varied interpretation, or (2) controversial. Management does not expect this pronouncement to have a significant impact on Parkvale's financial position or results of operations in fiscal 2008.

NOTE B – Investment Securities

(dollar amounts in thousands, except per share data)

The amortized cost, gross unrealized gains and losses and fair values for investment securities classified as available for sale or held to maturity at June 30 are as follows:

	2006				2005			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale:								
FHLB of Pittsburgh stock	**$15,899**	**$ -**	**$ -**	**$15,899**	$15,172	$ -	$ -	$15,172
Equity securities - other	**11,856**	**509**	**346**	**12,018**	9,510	532	192	9,850
Total equity investments available for sale	**$27,755**	**$509**	**$346**	**$27,917**	$24,682	$532	$192	$25,022
Held to maturity:								
U.S. Government and agency obligations due:								
Within 1 year	**72,759**	**-**	**674**	**72,085**	72,269	8	377	71,900
Within 5 years	**199,340**	**-**	**5,024**	**194,316**	202,151	62	841	201,372
Within 10 years	**51,052**	**-**	**1,069**	**49,983**	85,956	149	361	85,744
Total U.S. Government and agency obligations	**323,151**	**-**	**6,767**	**316,384**	360,376	219	1,579	359,016
Municipal obligations:								
Within 1 year	**-**	**-**	**-**	**-**	309	2	-	311
Within 5 years	**2,911**	**2**	**48**	**2,865**	1,905	45		1,950
Within 10 years	**926**	**17**	**-**	**943**	309	7	-	316
After 10 years	**1,035**	**13**	**2**	**1,046**	2,665	102	-	2,767
Total municipal obligations	**4,872**	**32**	**50**	**4,854**	5,188	156	-	5,344
Corporate debt:								
Within 1 year	**9,496**	**-**	**94**	**9,402**	24,246	49	24	24,271
Within 5 years	**5,024**	**-**	**70**	**4,954**	9,843	32	54	9,821
Within 10 years	**-**	**-**	**-**	**-**	156	19	-	175
After 10 years	**16,592**	**605**	**36**	**17,161**	16,883	1,031	86	17,828
Total corporate debt	**31,112**	**605**	**200**	**31,517**	51,128	1,131	164	52,095
Total U.S. Government and agency obligations municipal obligations and corporate debt	**359,135**	**637**	**7,017**	**352,755**	416,692	1,506	1,743	416,455
Mortgage-backed securities:								
FHLMC	**8,990**	**25**	**279**	**8,736**	10,959	50	85	10,924
FNMA	**19,714**	**4**	**557**	**19,161**	25,883	98	374	25,607
GNMA	**2,329**	**24**	**2**	**2,351**	2,835	131	-	2,966
SBA	**11**	**-**	**1**	**10**	12	-	-	12
Collateralized mortgage obligations ("CMOs")	**7,077**	**4**	**142**	**6,939**	3,366	3	21	3,348
Other participation certificates	**10**	**2**	**-**	**12**	333	-	-	333
Total mortgage-backed securities	**38,131**	**59**	**981**	**37,209**	43,388	282	480	43,190
Total investments classified as held to maturity	**397,266**	**696**	**7,998**	**389,964**	460,080	1,788	2,223	459,645
Total investment portfolio	**$425,021**	**$1,205**	**$8,344**	**$417,881**	$484,762	$2,320	$2,415	$484,667

NOTE B – Investment Securities (cont.)

(dollar amounts in thousands, except per share data)

Mortgage-backed securities and CMOs are not due at a single maturity date; periodic payments are received on the securities based on the payment patterns of the underlying collateral. Investment securities with an estimated fair value of $13,494 and $11,672 were pledged to secure public deposits and other purposes as required by law at June 30, 2006 and 2005, respectively. Investment securities with an estimated fair value of $24,264 and $33,926 were pledged to secure commercial investment agreements at June 30, 2006 and 2005, respectively.

The following table represents gross unrealized losses and fair value of investments aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at June 30, 2006:

	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. government and agency obligations:	$110,823	$2,212	$205,561	$4,555	$316,384	$6,767
Municipal obligations:	2,275	50	-	-	2,275	50
Corporate debt:	9,457	158	7,879	42	17,336	200
Total U.S. Government and agency obligations and corporate debt	122,555	2,420	213,440	4,597	335,995	7,017
Agency MBS and CMO's	12,034	101	22,142	880	34,176	981
Equity securities - other	473	64	5,217	282	5,690	346
Total temporarily impaired securities	$135,062	$2,585	$240,799	$5,759	$375,861	$8,344

The investments in debt and equity securities have not been significantly impaired. The unrealized losses are primarily the result of volatility in interest rates. Based on the credit worthiness of the issuers, management determined that the debt and equity securities were not other-than temporarily impaired.

The following table represents gross unrealized losses and fair value of investments aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at June 30, 2005:

	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. government and agency obligations:	$144,571	$712	$137,048	$867	$281,619	$1,579
Corporate debt:	6,936	13	9,926	151	16,862	164
Total U.S. Government and agency obligations and corporate debt	151,507	725	146,974	1,018	298,481	1,743
Agency MBS and CMO's	4,096	13	25,718	467	29,814	480
Equity securities - other	-	-	4,807	192	4,807	192
Total temporarily impaired securities	$155,603	$738	$177,499	$1,677	$333,102	$2,415

The investments in debt and equity securities have not been significantly impaired. The unrealized losses are primarily the result of volatility in interest rates. Based on the credit worthiness of the issuers, management determined that the debt and equity securities were not other-than temporarily impaired.

NOTE C – Loans

(dollar amounts in thousands, except per share data)

Loans at June 30 are summarized as follows:

	2006	2005	2004
Mortgage loans:			
Residential:			
1-4 Family	**$833,262**	$807,753	$723,551
Multifamily	**28,911**	29,920	23,910
Commercial	**108,977**	109,146	82,186
Other	**20,834**	22,448	12,987
	991,984	969,267	842,634
Consumer loans	**182,506**	187,807	143,476
Commercial business loans	**49,875**	48,302	38,869
Loans on savings accounts	**5,721**	5,611	2,790
Gross loans	**1,230,086**	1,210,987	1,027,769
Less:			
Loans in process	**142**	418	313
Allowance for loan losses	**14,907**	15,188	13,808
Unamortized discount (premium) and deferred loan fees	**(2,291)**	(2,689)	(1,430)
	$1,217,328	$1,198,070	$1,015,078

The following summary sets forth the activity in the allowance for loan losses for the years ended June 30:

	2006	2005	2004
Beginning balance	**$15,188**	$13,808	$15,013
Provision for loan losses	**736**	229	(106)
Provision for loan losses from acquisition	**-**	1,897	-
Loans recovered:			
Commercial	**8**	6	6
Consumer	**25**	23	122
Mortgage	**106**	47	235
Total recoveries	**139**	76	363
Loans charged off:			
Commercial	**(178)**	(423)	(779)
Consumer	**(755)**	(203)	(301)
Mortgage	**(223)**	(196)	(382)
Total charge-offs	**(1,156)**	(822)	(1,462)
Net recoveries (charge-offs)	**(1,017)**	(746)	(1,099)
Ending balance	**$14,907**	$15,188	$13,808

The following table sets forth the allowance for loan loss allocation for the years ended June 30:

	2006	2005	2004
Residential mortgages	**$2,887**	$2,825	$2,781
Commercial mortgages	**3,802**	3,952	4,029
Consumer loans	**4,824**	5,006	3,810
Commercial loans	**3,394**	3,405	3,188
Total allowance for loan losses	**$14,907**	$15,188	$13,808

The loan portfolio is reviewed on a periodic basis to ensure Parkvale's allowance for loan losses is adequate to absorb potential losses due to inherent risk in the loan portfolio.

NOTE C – Loans (cont.)

(dollar amounts in thousands, except per share data)

At June 30, 2006, Parkvale was committed under various agreements to originate fixed and adjustable rate mortgage loans aggregating $3,617 and $1,932, respectively, at rates ranging from 6.250% to 6.764% for fixed rate and 5.375% to 7.50% for adjustable rate loans, and had $87,228 of unused consumer lines of credit and $18,568 in unused commercial lines of credit. Parkvale was also committed to originate commercial loans totaling $8,914 at June 30, 2006.

Parkvale was committed to fund commercial development loans in process of $7,467 and residential loans in process of $12,064. Outstanding letters of credit totaled $5,056. Substantially all commitments are expected to expire within a year.

At June 30, Parkvale serviced loans for the benefit of others as follows: 2006 - $66,119, 2005 - $71,288 and 2004 -$24,132.

At June 30, 2006, Parkvale's loan portfolio consisted primarily of residential real estate loans collateralized by single and multifamily residences, nonresidential real estate loans secured by industrial and retail properties and consumer loans including lines of credit.

Parkvale has geographically diversified its mortgage loan portfolio, having loans outstanding in 45 states and the District of Columbia. Parkvale's highest concentrations are in the following states/area along with their respective share of the outstanding mortgage loan balance: Pennsylvania - 32.7%; Ohio - 15.4%; and Virginia - 5.7%. The ability of debtors to honor these contracts depends largely on economic conditions affecting the Pittsburgh, Columbus and greater Washington D.C. metropolitan areas, with repayment risk dependent on the cash flow of the individual debtors. Substantially all mortgage loans are secured by real property with a loan amount of generally no more than 80% of the appraised value at the time of origination. Mortgage loans in excess of 80% of appraised value generally require private mortgage insurance.

For the years ended June 30, the amount of interest income of nonaccrual loans that had not been recognized in interest income was $135 for 2006, $144 for 2005 and $152 in 2004. There were $130 of loans considered impaired at June 30, 2006 and $1 at June 30, 2005. Impaired loans are reported net of allowances of $0 at June 30, 2006 and 2005. The average recorded investment in impaired loans was $71 during fiscal 2006 and $216 during fiscal 2005. These loans were included in management's assessment of the adequacy of general valuation allowances.

NOTE D – Office Properties and Equipment and Foreclosed Real Estate

(dollar amounts in thousands)

Office properties and equipment at June 30 are summarized by major classification as follows:

	2006	2005	2004
Land	**$3,983**	$2,498	$2,080
Office buildings and leasehold improvements	**15,969**	11,857	9,435
Furniture, fixtures and equipment	**11,692**	11,149	10,339
	31,644	25,504	21,854
Less accumulated depreciation and amortization	**14,052**	12,451	11,805
Office properties and equipment, net	**$17,592**	$13,053	$10,049
Depreciation expense for the year	**$1,627**	$1,422	$1,370

On January 18, 2006, Parkvale purchased the Parkvale Building located at the corner of Routes 22 and 48 in Monroeville. This building has served as the main office and headquarters for Parkvale Bank since 1987, and the vast majority of Parkvale's administrative staff is employed in this location. This 40,000 square foot building was purchased from Parkvale's former landlords at a price of $4,375.

NOTE D – Office Properties and Equipment and Foreclosed Real Estate (cont.)

(dollar amounts in thousands)

A summary of foreclosed real estate at June 30 is as follows:

	2006	2005	2004
Real estate acquired through foreclosure	**$975**	$1,699	$3,056
Allowance for losses	**-**	(45)	(58)
	$ 975	$ 1,654	$ 2,998

Changes in the allowance for losses on foreclosed real estate for the years ended June 30 were as follows:

	2006	2005	2004
Beginning balance	**$ (45)**	$ (58)	$ -
Provision for losses	**(63)**	(30)	(58)
Less charges to allowance	**108**	43	-
Ending Balance	**$0**	($45)	($58)

NOTE E – Deposits

(dollar amounts in thousands)

The following schedule sets forth interest expense for the years ended June 30 by type of deposit:

	2006	2005	2004
Checking and money market accounts	**$3,470**	$2,811	$2,227
Passbook and statement savings accounts	**1,174**	1,132	1,107
Certificates	**31,953**	26,894	28,014
	$36,597	$30,837	$31,348

A summary of deposits at June 30 is as follows:

	2006		2005	
	Amount	%	Amount	%
Transaction accounts:				
Checking and money market accounts	**$290,849**	20.0	$295,083	20.0
Checking accounts - noninterest-bearing	**93,866**	6.5	101,502	6.8
Passbook and statement savings accounts	**203,686**	14.0	234,421	15.9
	588,401	40.5	631,006	42.7
Certificates of deposit	**854,100**	58.9	839,732	56.8
	1,442,501	99.4	1,470,738	99.5
Accrued Interest	**9,263**	0.6	7,597	0.5
	$1,451,764	100.0	$1,478,335	100.0

The aggregate amount of time deposits over $100 was $159,352 and $150,591 at June 30, 2006 and 2005, respectively.

Maturity Period	2006	2005
1-12 months	**$476,613**	$339,184
13-24 months	**152,080**	245,208
25-36 months	**104,430**	90,373
37-48 months	**34,544**	57,648
49-60 months	**13,559**	26,938
Thereafter	**72,874**	80,381
	$854,100	$839,732

NOTE F – Advances from Federal Home Loan Bank and Other Debt (dollar amounts in thousands)

The advances from the FHLB at June 30 consisted of the following:

	2006		2005	
	Balance	**Interest Rate %**	Balance	Interest Rate %
Due within one year	$ -	-	$ -	-
Due within five years	**70,000**	**4.12-6.05**	40,000	4.86-5.75
Due within ten years	**131,885**	**3.00-6.75**	115,406	3.00-6.75
Due within twenty years	**20,000**	**4.67-4.97**	61,735	4.32-6.27
	$221,885		$217,141	
Weighted average interest rate at end of period		**5.08 %**		5.14 %

Included in the $221,885 of advances is $110,500 of convertible select advances. These advances may reset to the 3-month London Bank Interbank Offer Rate Index (LIBOR) and have various spreads and call dates. The FHLB has the right to call any convertible select advance on its call date or quarterly thereafter. Should the advance be called, Parkvale has the right to pay off the advance without penalty.

The FHLB advances are secured by Parkvale's FHLB stock and investment securities and are subject to substantial prepayment penalties.

Trust preferred securities are $32,200 at June 30, 2006 and qualify as Tier 1 Capital for regulatory purposes.

The interest rates reset quarterly. On June 30, 2006 the rate for $25,000 was 9.06% and 7.07% at June 30, 2005. The rate for $7,200 was 8.71% at June 30, 2006 and 6.72% at June 30, 2005.

Additionally, other debt consists of recourse loans, repurchase agreements and commercial investment agreements with certain commercial checking account customers. These daily borrowings had balances of $17,528 and $23,116 at June 30, 2006 and 2005, respectively.

NOTE G – Regulatory Capital (dollar amounts in thousands, except per share data)

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can result in certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on Parkvale's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of total and Tier I capital to risk-weighted assets and of Tier I capital to average assets. Management believes, as of June 30, 2006, that the bank meets all capital adequacy requirements to which it is subject.

As of June 30, 2006, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category.

Trust preferred securities of $32,200 qualify as Tier 1 capital of the Bank for regulatory capital purposes. In July 2003, the Federal Reserve Board issued a supervisory letter indicating that trust preferred securities currently will continue to qualify as Tier 1 capital for regulatory purposes until further notice. The Federal Reserve Board has also stated that it will continue to review the regulatory implications of any accounting treatment changes and will provide further guidance, if necessary. However, as of June 30, 2006, assuming the Bank was not allowed to include the trust preferred securities in Tier I capital, the Bank would still exceed the regulatory required minimums for capital adequacy purposes.

NOTE G – Regulatory Capital (cont.)

(dollar amounts in thousands, except per share data)

The Bank's actual regulatory capital amounts and ratios compared to minimum levels are as follows:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of June 30, 2006:						
Total Capital to Risk Weighted Assets	**$133,982**	**12.98%**	**$82,562**	**8.00%**	**$103,202**	**10.00%**
Tier I Capital to Risk Weighted Assets	**120,968**	**11.72%**	**41,281**	**4.00%**	**61,921**	**6.00%**
Tier I Capital to Average Assets	**120,968**	**6.65%**	**72,795**	**4.00%**	**90,994**	**5.00%**
As of June 30, 2005:						
Total Capital to Risk Weighted Assets	$125,143	11.94%	$83,844	8.00%	$104,806	10.00%
Tier I Capital to Risk Weighted Assets	111,875	10.67%	41,922	4.00%	62,883	6.00%
Tier I Capital to Average Assets	111,875	6.06%	73,811	4.00%	92,264	5.00%

NOTE H – Income Taxes

(dollar amounts in thousands, except per share data)

Income tax expense (credits) for the years ended June 30 are comprised of:	2006	2005	2004
Federal:			
Current	**$6,237**	$4,912	$4,391
Deferred	**74**	476	(74)
State	**14**	52	19
	$6,325	$5,440	$4,336

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of Parkvale's deferred tax assets and liabilities at June 30 are as follows:

	2006	2005
Deferred tax assets:		
Book bad debt reserves	**$5,635**	$6,060
Deferred loan fees	**(19)**	47
Fixed assets	**112**	(42)
Deferred compensation	**203**	161
Prepaid tax deposits	**-**	255
Other, including asset writedowns	**163**	163
Total deferred tax assets	**6,094**	6,644
Deferred tax liabilities:		
Purchase accounting adjustments	**756**	1,007
Other, net	**247**	472
Unrealized gains on securities available for sale	**66**	124
Total deferred tax liabilities	**1,069**	1,603
Net deferred tax assets	**$5,025**	$5,041

No valuation allowance was required at June 30, 2006 or 2005.

NOTE H – Income Taxes (cont.)

(dollar amounts in thousands, except per share data)

Parkvale's effective tax rate differs from the expected federal income tax rate for the years ended June 30 as follows:

	2006		2005		2004	
Expected federal statutory income tax provision/rate	**$6,883**	**35.0%**	$5,987	35.0%	$5,023	35.0%
Tax-exempt interest	**(132)**	**-0.7%**	(177)	-1.0%	(244)	-1.7%
Cash surrender value of life insurance	**(164)**	**-0.8%**	(163)	-1.0%	(191)	-1.3%
Dividends paid to ESOP participants	**(149)**	**-0.8%**	(149)	-0.9%	(140)	-1.0%
State income taxes, net of federal benefit	**9**	**0.1%**	34	0.2%	13	0.1%
Other	**(122)**	**-0.6%**	(92)	-0.5%	(125)	-0.9%
Effective total income tax provision	**$6,325**	**32.2%**	$5,440	31.8%	$4,336	30.2%

NOTE I – Employee Compensation Plans

(dollar amounts in thousands, except per share data)

Retirement Plan

Parkvale provides eligible employees participation in a 401(k) defined contribution plan. Benefit expense was $390, $329 and $321 in fiscal years 2006, 2005 and 2004, respectively, which represented a 50% company match on deferred compensation and a profit sharing contribution equal to 2% of eligible compensation.

Employee Stock Ownership Plan

Parkvale also provides an Employee Stock Ownership Plan ("ESOP") to all employees who have met minimum service requirements. Parkvale recognized expense of $695 in fiscal 2006, $600 in fiscal 2005 and $529 in fiscal 2004 for ESOP contributions, which were used to allocate additional shares of Parkvale's Common Stock to the ESOP. Annual discretionary share awards are made on a calendar year basis with expense recognition accrued ratably throughout the year based on expected awards. At June 30, 2006, the ESOP owned 585,407 shares of Parkvale Common Stock, which are outstanding shares for EPS purposes. Cash dividends are paid quarterly to the ESOP for either dividend re-investment or distribution to vested participants at their election.

Stock Option Plans

Parkvale has stock option plans for the benefit of directors, officers and other selected key employees of Parkvale who are deemed to be responsible for the future growth of Parkvale. Under plans initiated in 1987 and 1993, there will be no further awards.

The 2004 Stock Incentive Plan (the "Incentive Plan") was approved by shareholders in October 2004, with an aggregate of 279,000 shares of authorized but unissued shares reserved for future grants. As of June 30, 2006, 20,000 shares have been granted under the Incentive Plan and are immediately exercisable. At June 30, 2006, all outstanding grants are 100% vested and exercisable.

The following table presents option share data related to the stock option plans for the years indicated.

Exercise Price Per Share	$10.32	$19.693*	$16.32	$19.98#	$21.50	$25.71^	$22.995	$27.684	Total
Share balances at:									
June 30, 2003	52,107	30,324	74,154	42,000	77,000	8,000	134,250	-	417,835
Granted						10,000			10,000
Exercised	(49,578)	(7,797)	(11,366)		(8,000)		(9,250)		(85,991)
Forfeitures			(2,156)		(3,000)		(8,500)		(13,656)
June 30, 2004	2,529	22,527	60,632	42,000	66,000	18,000	116,500	-	328,188
Granted						10,000			10,000
Exercised	(2,529)	(7,814)	(5,212)				(1,750)		(17,305)
Forfeitures							(2,500)		(2,500)
June 30, 2005	-	14,713	55,420	42,000	66,000	28,000	112,250	-	318,383
Granted								10,000	10,000
Exercised			(28,160)		(1,200)		(1,000)		(30,360)
June 30, 2006	-	14,713	27,260	42,000	64,800	28,000	111,250	10,000	298,023

* Represents the average remaining exercise price of Director awards made annually in October 1996 and 1997.

Represents the average remaining exercise price of awards made in fiscal 1999 through fiscal 2002.

^ Represents the average remaining exercise price of Director awards made in fiscal 2003 through fiscal 2005.

NOTE I – Employee Compensation Plans (cont.) (dollar amounts in thousands, except per share data)

Parkvale adopted Statement of Financial Accounting Standard No. 123R "Share-Based Payments" which requires all companies to measure compensation costs for all share-based payments at fair value. Fiscal 2006 stock option pre-tax compensation expense of $64 has been recognized in the Statement of Operations.

For purposes of proforma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Parkvale's proforma information for fiscal 2005 and 2004 follows.

	2005	2004
Net income before stock options	$11,667	$10,016
Compensation expense from stock option grants, net of tax	30	123
	$11,637	$9,893
Proforma income per share:		
Basic - proforma	$2.08	$1.78
Basic - as reported	$2.08	$1.80
Diluted - proforma	$2.05	$1.75
Diluted - as reported	$2.06	$1.77

Black-Scholes option pricing model assumptions are as follows:

	2006	2005	2004
Risk-free rate	**4.56%**	4.79%	3.94%
Dividend yield	**2.89%**	3.19%	3.00%
Volatilty factor	**0.22**	0.17	0.18
Expected Life	**8**	7	9

NOTE J – Net Gain on Sale of Assets and Writedown of Securities (dollar amounts in thousands, except per share data)

Fiscal 2006 gains aggregated $128, which consists of $125 from the sale of various available for sale securities and $3 from the sale of fixed assets. Fiscal 2005 gains aggregated $27, which consists of $13 from the sale of various available for sale securities and $14 from the sale of fixed assets. Fiscal 2004 gains aggregated $1,055, which consisted of $586 from the sale of various available for sale securities and $510 from the sale of an unsecured credit card loan portfolio. Fiscal 2004 also recognized a loss on sale of assets of $41 from the sale of equipment and vacant office buildings previously used as branch locations.

NOTE K – Advance Acquisition (unaudited) (dollar amounts in thousands, except per share data)

On December 31, 2004, Parkvale completed the acquisition of Advance Financial Bancorp ("AFB") based in Ohio and West Virginia. The acquisition consisted of loans and deposits, which complemented Parkvale's portfolio and expanded the branch network into a tri state area. The acquisition was accounted for as a purchase business combination and the operations of AFB are included for the six months ended June 30, 2005. The shareholders of AFB received $26.00 per share or $36,000. The fair value of assets acquired included $51,100 of investments and cash, $250,900 of loans with $268,700 of deposits assumed. The core deposit intangibles of $4,600 were valued at 4.7% of core deposit accounts and the premium is being amortized over an average life of 8.94 years. The resulting goodwill of $18,072 is not subject to periodic amortization. AFB goodwill and AFB amortizing core deposit intangibles in the aggregate of $17,000 are not deductible for federal income tax purposes.

NOTE K – Advance Acquisition (unaudited) (cont.)

(dollar amounts in thousands, except per share data)

The following proforma information assumes the acquisition of AFB was completed as of the beginning of each period shown:

	Proforma Consolidated Statement of Operations For the Twelve Months Ended June 30, 2004			*Proforma Consolidated Statement of Operations For the Twelve Months Ended June 30, 2005*		
	AFB	Parkvale	Combined	AFB	Parkvale	Combined
Total interest income	$16,724	$70,043	$86,767	$7,764	$77,522	$85,286
Total interest expense	7,374	$41,519	48,893	3,246	$42,765	46,011
Net interest income	9,350	28,524	37,874	4,518	34,757	39,275
Provision for loan losses	1,169	(106)	1,063	494	$229	723
Net interest income after provision for losses	8,181	28,630	36,811	4,023	34,528	38,551
Noninterest income	2,153	8,068	10,221	740	$8,176	8,916
Noninterest expense	6,180	22,346	28,526	3,729	$25,597	29,326
Income before income taxes	4,154	14,352	18,506	1,035	17,107	18,142
Income tax expense	1,453	4,336	5,789	331	$5,440	5,771
Net income	$2,701	$10,016	$12,717	$704	$11,667	$12,371
Net income per share:						
Diluted	$0.47	$1.76	$2.23	$0.12	$2.05	$2.17

NOTE L – Leases

(dollar amounts in thousands, except per share data)

Parkvale's rent expense for leased real properties amounted to approximately $1,664 in 2006, $1,750 in 2005, and $1,633 in 2004. At June 30, 2006, Parkvale was obligated under 28 noncancellable operating leases, which expire through 2041. The minimum rental commitments for the fiscal years subsequent to June 30, 2006 are as follows: 2007 - $1,300, 2008 - $1,205, 2009 - 1,042, 2010 - $881, 2011 - 706 and later years - $3,187.

NOTE M – Selected Balance Sheet Information

(dollar amounts in thousands, except per share data)

Selected balance sheet data at June 30 is summarized as follows:

	2006	2005		2006	2005
Prepaid expenses and other assets:					
Accrued interest on loans	**$4,918**	$4,619	Accounts payable and accrued expenses	**$2,480**	$2,448
Reserve for uncollected interest	**(135)**	(144)	Other liabilities	**620**	1,261
Bank Owned Life Insurance	**11,481**	11,012	Dividends payable	**1,134**	1,124
Accrued interest on investments	**4,042**	4,458	Federal and state income taxes payable	**1,108**	737
Other prepaids	**2,157**	3,344			
Net deferred tax asset	**5,025**	5,041			
Total Prepaid Expenses and other assets	**$27,488**	$28,330	Total other liabilities	**$5,342**	$5,570

NOTE N – Quarterly Consolidated Statements of Operations (unaudited) (dollar amounts in thousands, except per share data)

	Three Months Ended				Year Ended
	Sep. 05	Dec. 05	Mar. 06	June 06	**June 06**
Total interest income	$21,652	$22,003	$22,606	$23,314	**$89,575**
Total interest expense	12,216	12,543	12,733	13,485	**50,977**
Net interest income	9,436	9,460	9,873	9,829	**38,598**
Provision for loan losses	136	146	180	274	**736**
Net interest income after provision for losses	9,300	9,314	9,693	9,555	**37,862**
Noninterest income	2,283	2,249	2,367	2,516	**9,415**
Noninterest expense	6,840	6,790	7,087	6,923	**27,640**
Income before income taxes	4,743	4,773	4,973	5,148	**19,637**
Income tax expense	1,515	1,533	1,597	1,680	**6,325**
Net income	$3,228	$3,240	$3,376	$3,468	**$13,312**
Net income per share:					
Basic	$0.57	$0.58	$0.60	$0.61	**$2.36**
Diluted	$0.57	$0.57	$0.59	$0.60	**$2.33**

	Three Months Ended				Year Ended
	Sep. 04	Dec. 04	Mar. 05	June 05	June 05
Total interest income	$17,504	$17,582	$21,039	$21,397	$77,522
Total interest expense	9,859	9,913	11,326	11,667	42,765
Net interest income	7,645	7,669	9,713	9,730	34,757
Provision for loan losses	57	54	32	86	229
Net interest income after provision for losses	7,588	7,615	9,681	9,644	34,528
Noninterest income	1,903	1,874	2,152	2,247	8,176
Noninterest expense	5,684	5,536	7,261	7,116	25,597
Income before income taxes	3,807	3,953	4,572	4,775	17,107
Income tax expense	1,179	1,241	1,456	1,564	5,440
Net income	$2,628	$2,712	$3,116	$3,211	$11,667
Net income per share:					
Basic	$0.47	$0.49	$0.55	$0.57	$2.08
Diluted	$0.47	$0.48	$0.54	$0.57	$2.06

NOTE O – Parent Company Condensed Financial Statements (dollar amounts in thousands, except per share data)

The condensed balance sheets and statements of income and cash flows for Parkvale Financial Corporation as of June 30, 2006 and 2005 and the years then ended are presented below. PFC's primary subsidiary is Parkvale Savings Bank ("PSB").

Statements of Financial Condition

	2006	2005
Assets:		
Investment in PSB	**$153,265**	$145,203
Cash	**52**	302
Other equity investments	**1,598**	24
Other assets	**1,152**	808
Total assets	**$156,067**	$146,337
Liabilities and Shareholders' Equity:		
Accounts payable	**$38**	$37
Trust preferred securities	**32,200**	32,200
Deferred taxes	**(9)**	5
Dividends payable	**1,134**	1,124
Shareholders' equity	**122,704**	112,971
Total liabilities and shareholders' equity	**$156,067**	$146,337

Statements of Operations

	2006	2005	2004
Dividends from PSB	**$6,890**	$39,500	$3,250
Gain on sale of assets	**61**	-	-
Other income	**220**	122	85
Payment for purchase of Advance	**-**	(36,000)	-
Operating expenses	**(1,996)**	(1,304)	(880)
Income before equity in undistributed earnings of subsidiary	**5,175**	2,318	2,455
Equity in undistributed income of PSB	**8,137**	9,349	7,561
Net income	**$13,312**	$11,667	$10,016

Statements of Cash Flows	Year ended June 30, 2006	2005	2004
Cash flows from operating activities:			
Management fee income received	**$144**	$120	$84
Dividends received	**6,890**	3,500	3,250
Taxes received from PSB	**411**	587	428
Cash paid to suppliers	**(2,577)**	(1,972)	(1,296)
Net cash provided by operating activities	**4,868**	2,235	2,466
Cash flows from investing activities:			
Proceeds from available for sale security sales	**2,082**	-	-
Purchases of available for sale securities	**(3,656)**	-	-
Cash acquired from AFB	**-**	1,367	-
Net cash (used in) provided by investing activities	**(1,574)**	1,367	-
Cash flows from financing activities:			
Payment for treasury stock	**(158)**	(70)	(1,480)
Allocation of treasury stock to retirement plans	**880**	806	731
Dividends paid to stockholders	**(4,520)**	(4,475)	(4,240)
Stock options exercised	**254**	193	497
Net cash used in financing activities	**(3,544)**	(3,546)	(4,492)
Net increase (decrease) in cash and cash equivalents	**(250)**	56	(2,026)
Cash and cash equivalents at beginning of year	**302**	246	2,272
Cash and cash equivalents at end of year	**$52**	$302	$246
Reconciliation of net income to net cash provided by operating activities:			
Net income	**$13,312**	$11,667	$10,016
Adjustments to reconcile net income to net cash provided by operating activities:			
Undistributed income of PSB	**(8,137)**	(9,349)	(7,561)
Taxes received from PSB	**411**	587	428
Increase in other assets	**(344)**	(113)	24
Increase in accrued expenses	**(374)**	(557)	(441)
Net cash (used in) provided by operating activities	**$4,868**	$2,235	$2,466

NOTE P – Fair Value of Financial Instruments

(dollar amounts in thousands, except per share data)

FAS 107, Disclosure About Fair Value of Financial Instruments, which requires the determination of fair value for certain of 's assets, liabilities and contingent liabilities. The following methods and assumptions were used to estimate the fair value of each class of financial instruments.

Cash and Noninterest Bearing Deposits: The carrying amount of cash, which includes noninterest-bearing demand deposits, approximates fair value.

Federal Funds Sold: The carrying amount of overnight federal funds approximates fair value.

Interest-Earning Deposits in Other Banks: The carrying amount of other overnight interest-earning balances approximates fair value.

Investments and Mortgage-Backed Securities: The fair values of investment securities are obtained from the Wall Street Journal, the Interactive Data Corporation pricing service and various investment brokers for securities not available from public sources.

Cash Surrender Value ("CSV") of Bank Owned Life Insurance ("BOLI"): The carrying amount of the CSV of BOLI approximates fair value.

Loans Receivable: Fair Values were estimated by discounting contractual cash flows using interest rates currently being offered for loans with similar credit quality adjusted for standard prepayment assumption.

Deposit Liabilities: For checking, savings and money market account's fair value is the amount payable on demand at June 30. The fair values of fixed-maturity certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on time deposits of similar remaining maturities.

Trust Preferred Securities: Fair value is determined by discounting the securities using current rates of securities with comparable reset and maturities.

Commercial Investment Agreements: The carrying amount of these overnight borrowings approximates fair value.

Loan Commitments: Fair value for off-balance-sheet instruments (primarily loan commitments) are estimated using internal valuation models and are limited to fees charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. Unused consumer and commercial lines of credit are assumed equal to the outstanding commitment amount due to the variable interest rates attached to these lines of credit.

	2006		2005	
	Estimated Fair Value	**Carrying Value**	Estimated Fair Value	Carrying Value
Financial Assets				
Cash and non-interest-earning deposits	**$25,676**	**$25,676**	$26,040	$26,040
Federal funds sold	**104,000**	**104,000**	81,000	81,000
Interest-earning deposits in other banks	**8,307**	**8,307**	9,474	9,474
Investment securities	**380,672**	**387,052**	441,477	441,714
Mortgage-backed securities	**37,209**	**38,131**	43,190	43,388
Loans receivable	**1,224,825**	**1,232,235**	1,229,479	1,213,258
CSV of BOLI	**11,481**	**11,481**	11,012	11,012
Financial Liabilities:				
Checking, savings and money market accounts	**$588,401**	**$588,401**	$631,006	$631,006
Savings certificates	**838,578**	**854,100**	838,156	839,732
Advances from Federal Home Loan Bank	**228,397**	**220,943**	228,397	217,141
Trust preferred securities	**34,114**	**32,200**	34,114	32,200
Commercial investment agreements	**21,588**	**17,528**	21,588	23,116
Off-balance sheet instruments				
Loan Commitments	**($10)**	**-**	($111)	-

PARENTERANDOLPH

The Power of Ideas

The Board of Directors and Shareholders of Parkvale Financial Corporation:

We have audited the consolidated statements of financial condition of Parkvale Financial Corporation and subsidiaries as of June 30, 2006 and 2005 and the related consolidated statements of operations, cash flows and shareholders' equity for each of the years in the three-year period ended June 30, 2006. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Parkvale Financial Corporation and subsidiaries as of June 30, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 2006 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Parkvale Financial Corporation's internal control over financial reporting as of June 30, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated July 28, 2006 expressed an unqualified opinion on management's assessment of internal control over financial reporting and an unqualified opinion on the effectiveness of internal control over financial reporting.

Parente Randolph, LLC

Pittsburgh, Pennsylvania
July 28, 2006

Parkvale FINANCIAL CORPORATION

Management's Report On Internal Control Over Financial Reporting

The management of Parkvale Financial Corporation (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting.

The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and the board of directors of the company; and

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions or because of declines in the degree of compliance with the policies or procedures.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of June 30, 2006. In making this assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control-Integrated Framework.

As of June 30, 2006, based on management's assessment, the Company's internal control over financial reporting was effective.

Parente Randolph, LLC, the Company's independent registered public accounting firm, has issued an audit report on our assessment of the Company's internal control over financial reporting. See the accompanying "Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting" on the next page.

Robert J. McCarthy, Jr.
President and Chief Executive Officer
July 28, 2006

Timothy G. Rubritz
Vice President, Treasurer and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PARENTERANDOLPH

The Power of Ideas

Report On Internal Control Over Financial Reporting

The Board of Directors and Shareholders of Parkvale Financial Corporation:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Parkvale Financial Corporation and subsidiaries maintained effective internal control over financial reporting as of June 30, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Parkvale Financial Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Parkvale Financial Corporation and subsidiaries maintained effective internal control over financial reporting as of June 30, 2006, is fairly stated in all material respects, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, Parkvale Financial Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of June 30, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial condition of Parkvale Financial Corporation and subsidiaries as of June 30, 2006 and the related consolidated statements of operations, shareholders' equity, and cash flows for the year then ended, and our report dated July 28, 2006 expressed an unqualified opinion.

PARENTE RANDOLPH, LLC

Parente Randolph, LLC

Pittsburgh, Pennsylvania
July 28, 2006

BOARD OF DIRECTORS















ROBERT D. PFISCHNER, CHAIRMAN

Retired, Former President, E. T. Lippert Saw Co. Manufacturer of saw blades and fabricator of armor plate. Director since 1968 (1)(2)

ROBERT J. MCCARTHY JR., VICE CHAIRMAN

President and Chief Executive Officer, Parkvale Bank and Parkvale Financial Corporation. Director since 1985 (1)(2)

FRED P. BURGER JR., DIRECTOR

Retired, Former President, Burger Agency, Inc., Real estate brokerage firm and insurance agency. Director since 1981 (1)(2)(3)

ANDREA F. FITTING, PH.D. DIRECTOR

President and Chief Executive Officer, Fitting Group, Inc., Marketing communication firm. Director since 1998 (2)(3)

PATRICK J. MINNOCK, DIRECTOR

President, Minnock Construction Company, Builder and real estate development. Director since 1998 (2)(3)

HARRY D. REAGAN, DIRECTOR

Retired, Former Chief Executive Officer Masontown Division of Parkvale Savings Bank, Former Chairman of the Board and Chief Executive Officer of The Second National Bank of Masontown. Director since 2003 (2)

STEPHEN M. GAGLIARDI, DIRECTOR

Retired, Former Chairman of the Board, President and Chief Executive Officer of Advance Financial Bancorp from 1985 until merger into Parkvale Bank on December 31, 2004. Director since 2006 (2)

(1) Includes term as Director of the Bank prior to organization of the corporation in 1987.
(2) Currently serves as a Director of the Bank.
(3) Currently serves on the Audit Committee.



TIMOTHY G. RUBRITZ, CPA

Senior Vice President Treasurer and Chief Financial Officer

Timothy G. Rubritz Vice President-Treasurer of the Corporation since its organization in August 1987; Senior Vice President-Treasurer of the Bank since December 1989; Vice President-Treasurer from January 1986 to December 1989; joined the Bank in June 1985 as audit director; with Coopers & Lybrand from 1976 to 1985, including a general practice manager at such firm from 1982 to 1985.

GAIL B. ANWYLL

Senior Vice President
Human Resources & Marketing



Gail B. Anwyll Senior Vice President of the Bank since June 2000; in charge of Human Resources Department and Marketing; Vice President from December 1992 to June 2000; Assistant Corporate Secretary since July 1990; Senior Assistant Vice President from December 1991 to December 1992; Assistant Vice President from December 1989 to December 1991; joined the Bank in August 1989 as Director of Human Resources; with Lyman Savings & Loan Association from 1976 to August 1989, serving as Executive Vice President from 1987 to August 1989.



THOMAS R. ONDEK

Senior Vice President
Deposit Operations

Thomas R. Ondek Senior Vice President of the Bank since December 2001; in charge of Deposit Operations, Electronic Banking and Parkvale Financial Services; Vice President of the Bank from December 1989 to December 2001; Assistant Vice President from December 1986 to December 1989; Branch Manager from April to December 1985; joined the Bank in May 1984.

GILBERT A. RIAZZI, CPA

Senior Vice President
Chief Information Officer



Gilbert A. Riazzi, Senior Vice President of the Bank since December 2003 and Chief Information Officer since July 2002; Vice President from December 1999 and Audit-Compliance Director of the Corporation and the Bank from December 1999 to July 2002; Senior Assistant Vice President from December 1996 to December 1999; Assistant Vice President from December 1993 to December 1996; joined the Bank as Internal Auditor in May 1992; with Landmark Savings from 1989 to 1992 as Audit Supervisor.

JOSEPH C. DEFAZIO



Assistant Treasurer of the Corporation since April 2003; Vice President of the Bank since December 2000 and Assistant Treasurer since December 1995; Assistant Controller from December 1986 to December 1995; joined the Bank in October 1984 as Accounting Supervisor.

JASON W. ROSS, CPA

Vice President - Audit Compliance Director of the Bank since December 2003; Audit Compliance Officer of the Corporation since July 2002; Audit Compliance Director of the Bank from July 2002 to December 2003; Senior Assistant Vice President from June 2003 to December 2003; Assistant Vice President from December 2002 to June 2003; joined the Bank in April 2002; with Arthur Andersen as Manager in Assurance and Business Advisory from 1996 to April 2002.



THOMAS A. WEBB



Vice President - Manager of Consumer, Mortgage Lending and Asset Management of the Bank since September 2003; joined the Bank in June 2003 as Manager of Consumer, Mortgage Lending and Asset Management; with Laurel Savings and Loan Association from 1998 to 2003 serving as Vice President and Chief Lending Officer.

PATRICIA A. LOWE

Vice President - Manager of Branch Operations since December 2005; Manager of Branch Operations since July 2003; Senior Assistant Vice President from December 1999 to December 2005; Assistant Vice President from December 1997 to December 1999; Assistant Savings Manager from August 1998 to July 2003; Electronic Branchless Banking Manager from March 1997 to August 1998; Training Director from December 1995 to March 1997; Branch Manager from February 1991 to December 1995; joined the bank in April 1989.



CHRISTOPHER M. TROMBETTA

Manager – Commercial Services since January 2006 and Senior Assistant Vice President since December 2005; Assistant Vice President from December 2004 to December 2005; joined Parkvale in July 2002 as Commercial Loan Officer; with PSP Financial Services, a residential and commercial brokerage firm, from 2001 to 2002 serving as Assistant Manager and Loan Officer; with PNC Bank from 1993 to 2001 serving as Assistant Vice President and Credit Officer for PNC Advisors.



OFFICERS AND ADVISORY BOARD

Officers

CORPORATE OFFICERS

Lisa E. Forlano, CPA	Assistant Controller

SENIOR ASSISTANT VICE PRESIDENTS

Susan V. Comis	Mortgage Lending
William E. Fritz	Manager-Monroeville Office
Karen S. Grainy	Deposit Operations
Mark A. Landi	Information Technology Services
Linda L. Mikelas	Manager-Millvale Office
Rose S. Modero	Consumer Lending
Janice C. Muto, PHR	Human Resources
Margaret L. Ocepek	Branch Coordination

ASSISTANT VICE PRESIDENTS

Carmen J. Bauccio, CFSA	Auditing
Dianne M. Brosky	Manager-Kennedy Township Office
Michaelene O. Bryant	Manager-Wexford Office
Traci S. Bycura	Accounting
Lisa M. Cimbala	Loan Purchasing
Rhonda S. Clark	Manager-PMC Office
Christopher E. Conroy	Manager-Grant Street Office
Sandra A. Denk	Manager-Brentwood Office
Janet L. Gonzales	Consumer Lending
Despina Insogna	Manager-Greengate Office
William M. Lyle	Commercial Services
Gregory P. Matisko	Manager-Riverview Office
Kevin M. McCarthy	Investments
Darrell F. Pendro	Manager-Fourth & Wood Office
Debra J. Petraglia	Manager-Village Square Office
Miriam A. Pollock	Loan Servicing
Shelley R. Schweinsberg	Residential Loan Officer
Linda A. Seyko	Deposit Operations
John F. Sierzega	Manager-Caste Village Office
Mary Lou Turbish	Manager-Aliquippa Office
Robert A. Yoswick, CPA	Commercial Services

Advisory Board

PARKVALE BANK ADVANCE FINANCIAL DIVISION ADVISORY BOARD



Seated (L to R): John R. Sperlazza, W. Pete Holloway, Gary Young

Standing (L to R): Dominic J. Teramana, William E. Watson, William B. Chesson, Stephen M. Gagliardi

Missing: Kelly M. Bethel

Parkvale is proud to be the recipient of the following awards recognizing our commitment to community service.

BEST-OF-THE-BEST and
COMMUNITY SERVICE AWARDS
from the *Pennsylvania Association of Community Bankers (PACB)*

At the 128th Annual Convention held in September 2005 in Banff, Alberta, Canada, PACB honored Parkvale as the **Best-of-the-Best** overall winner of the 2005 Community Banking Week celebration held in April and as the winner of its **Community Service Award** in the over $400 million asset category. Both awards recognize Parkvale's efforts for displaying what community banking is all about. Here is just a sample of their efforts. The ***Observatory Hill office*** joined forces with the Pittsburgh Fire Bureau to give away free smoke detectors to customers from nearby city neighborhoods. The ***Follansbee office*** partnered with Follansbee Chief of Police to provide free Child Identification Kits to the children and families of the community. At the ***Masontown office***, the Masontown Mayor and Police Chief were on hand to distribute free gun locks to local residents through a partnership with Project Childsafe, a nationwide firearm safety education program. Free blood pressure screening was available at the ***Brentwood Towne Center*** location and "Sparky the Fire Safety Dog" was on hand to talk to kids about fire safety, courtesy of the Brentwood Volunteer Fire Company. The ***Chalk Hill office*** participated in a number of activities such as free blood pressure screening, smoke detector giveaways, fire safety information and child safety program. Lastly, to service the senior population the ***Murray Avenue office*** created and distributed 260 "Vials of Life" to their customers.


AWARD
Parkvale Bank
COMMUNITY SERVICE
AWARD
Parkvale Bank
WINNER

2006 WOMEN AND GIRLS OF DISTINCTION AWARD
Congratulations to our own **Senior Assistant Vice President Lin Mikelas** for being recognized in April 2006 by the Girl Scouts-Trillium Council as a 2006 Woman of Distinction. As the team leader of Parkvale's Steel City Team, she was commended for spear-heading four very successful fundraisers that collectively raised over $95,000 for her team's charity HEARTH. She received additional recognition for her volunteer efforts at Forbes Regional Hospital and as a board member of the Millvale Borough Development Corporation, which supports Meals on Wheels, The Food Cupboard and Northern Boys and Girls Clubs. In accepting her award, Lin credited her eight years as a Girl Scout leader for influencing her leadership style and commitment to community involvement. Lin was one of fourteen recipients of the prestigious 2006 Girl Scouts-Trillium Council Women and Girls of Distinction Award. The Award recognizes girls and women who have demonstrated extraordinary achievement or leadership. We are very proud of Lin's accomplishments, for the leadership and direction she brings to her community and for her winning smile.



Left to right: Natalie Toscolani, Patty Hachick, Lin Mikelas, Kathy Jockel, and Joyce Lindgren.

Hometown charities reap hometown rewards

Touching the lives of hometown people and seeing the smiles on their faces is reason enough for Parkvale employees to spearhead clothing drives, participate in awareness walks, wrap presents for the needy and collect donations for good causes. Whether it is autistic children, homeless families, Special Olympics athletes or victims of abuse, our employees are known for opening their hearts and dedicating their energies toward improving the conditions of others. This section highlights some of their good works, but it would take much more space than this to chronicle all of the happiness they have brought to good folks in the communities we serve. Parkvale is proud of our employees' generosity and spirit of volunteerism.

Central Link Team – This team, comprised of the entire staff of the Bank's corporate headquarters, vigorously supports the **Spectrum Charter School**, which is located in Monroeville, Pa. The school's goal is to establish a sense of independence and accomplishment in its students and assist them in transitioning into the working world. Since 2004 when it first began its partnership with Spectrum Charter School, Central Link members helped raise more than $16,000 for the learning institution through in-house bake sales, golf outings, an annual picnic luncheon for students and other events. The money team members collect over the next year will go toward up-grading the school's phone equipment.

North Starz Team – This team, consisting of eight offices located throughout the North Hills region of Pittsburgh, said Hello to a new organization in January, **Victim Outreach Intervention Center, also known as VOICe**, which provides intervention services to those in need and helps them regain control of their lives. The North Starz put together backpacks filled with school supplies for children in the VOICe program and distributed Valentine's Day baskets to needy mothers. This team plans to hold a costume ball to benefit the group later this fall.


Office of the Lieutenant Governor
In Recognition of
Parkvale Bank
Catholic Charities
Caritas Award for Service
Parkvale Bank

North Starz receive Caritas Award for Service.

This year the North Starz were the proud recipients of the prestigious Catholic Charities' ***Caritas Award for Service*** *that was presented to them during the 24th Annual Bishop's Dinner in April. The award recognized the team for their numerous and ongoing fundraisers that have made a real difference to those living in their community. We're very proud of their dedication in carrying on Parkvale's long tradition of service and for making our community a stronger and a better place to live.*

Partners East – Comprised of employees from nine branches in the eastern suburbs of Pittsburgh, Partners East's affiliation with **Family Services of Western Pennsylvania** (FSWP) has proven to be a win-win situation for everyone. Not only did this team initiate a Consumer Special Needs Fund in 2003, which directly benefits many local families, but also they have donated $8,000 to this fund. Additionally, team members spend many enjoyable moments with the children of these families through their annual summer picnic and cosmic bowling party. And, around the holidays, the Partners East Team makes sure the children of their adopted families have plenty of gifts to open.

POWer Team – Eager to embrace the Bank's culture of philanthropy, seven branches that were acquired from Advance Financial in December 2004 joined with Parkvale's Robinson Township office to form the POWer Team. The "POW" in POWer comes from the regions this multi-state team serves–Pennsylvania, Ohio and West Virginia. The team's community partner is **the Salvation Army**, which has long been a provider of support, protection and guidance for those in need. Members of the POWer Team raise funds for the Salvation Army by selling candy in each branch and by hosting car washes and other fundraising activities.

Steel City Team – This team is anchored by eight offices from, in and around the city of Pittsburgh. The Steel City Team has partnered with **HEARTH**, which offers transitional housing for homeless women with children who desire to better themselves. Steel City members have proudly sponsored HEARTH's "The Art of Wine and Food" since the very first event was held four years ago. Last year's gala generated more than $42,000, the highest total yet! Steel City Team members have worked hard at planning this year's event, scheduled for September 2006. The team also collected cosmetics and personal items and put together baskets for each of the HEARTH moms for Mother's Day—this was the Steel City Team's third year sponsoring its "HEARTH Mom's Pampered by Parkvale" festivity.

SWAT Team – Eight branch offices in the South Hills region of Pittsburgh make up the SWAT Team. This group is a major supporter of the **Allegheny County Special Olympics**. For the past several years the SWAT Team has been the title sponsor of the Summer Games and has hosted the event's Fun Fest area, a place where Special-Olympians can play carnival games for prizes, dance to music and collect autographs from professional athletes. SWAT team members raise donations for Special Olympics by selling candy in the branch offices and $1 Special Olympic Torches. Additionally, the SWAT Team stays involved by sponsoring and participating in their soccer, bocce and bowling tournaments. Since this partnership began in 2002, the SWAT Team has contributed more than $33,000 toward Special Olympic-related events.


SPONSOR
APPRECIATION
AWARD
SUMMER GAMES



Tri-Starz Team – This team, made up of five offices in Fayette County and two in Allegheny County, provides charitable aid and assistance to **Fayette County Pa.'s Children & Youth Services** (CYS). The agency's goal is to ensure safety and stability in the lives of children who use their services. This year, team members proudly took part in a community awareness walk hosted by CYS and the Crime Victims Center organization. The Tri-Starz donated T-shirts for event participants and provided a new gas grill that was auctioned off at the rally. Throughout the year, team members assembled emergency over-night bags for children seeking temporary relief during emergency situations, spearheaded a drive for cold weather items such as mittens, hats and scarves and sponsored a Halloween party for approximately 60 local foster children.

Hurricane Katrina relief

Anytime you hear about devastating losses caused by global acts of Mother Nature your heart goes out to the victims. However, when the destruction affects our own shores, as it did during the aftermath of Hurricane Katrina, the call to action is loud and clear. Experienced at working together to assist a multitude of hometown causes the Parkvale charity teams, like a well-oiled machine, quickly sprang into action to help those in need. Some teams organized charity luncheons and held silent auctions using donated gift certificates from local merchants, while others diverted a month's worth of candy sale proceeds away from their designated charities to help bolster Katrina relief efforts. Through its grass-roots efforts, Parkvale joined with many other organizations across the county who came to the aid of Gulf Coast residents that experienced Mother Nature's wrath first hand. We are very proud of their combined efforts, which raised almost $5,000. To ensure that the money was received by the people who needed it the most, the teams spread their relief funds among three front-line, first-responders—the Salvation Army, the American Red Cross and Catholic Charities.

Troops helping troops

When the Girl Scouts-Trillium Council approached Parkvale during its annual cookie drive to help send Girl Scout cookies to U.S. troops overseas, we opened up our doors, our pockets and our hearts. Thanks to the generosity of Parkvale employees and customers, when the cookie campaign was over the Bank had raised $3,357 for the troops. Parkvale's efforts, when combined with all others in the area, were able to supply 13,265 boxes of cookies along with many personal notes and messages of encouragement to our servicemen and women around the globe.



From top to bottom: Special Olympics Appreciation Award for 2006. Mideast Armed forces receiving boxes of Girl Scout cookies and notes of thanks.

Parkvale Bank

20 Years of Service, an impressive milestone

When we think of important milestones in our lives events such as high school and/or college graduations, wedding days and the birth of a child or grandchild often come to mind.



Rarely, do we stop to consider the achievement of reaching 20 years of service with a single employer. In today's ever-changing business world it is becoming harder to find workers whose career paths have kept them with one company for two decades or more. Yet, here at Parkvale you will find a core group of twenty-four individuals who collectively have provided 776 years of service to Parkvale. We are privileged to have such a team at Parkvale who delivers exceptional customer service day after day, year after year, and who exemplify the SMILE qualities that form the foundation of our success.

This year, we honored seven of these employees for achieving 20 years of service with Parkvale. What an impressive milestone for them! Each employee received a Certificate of Appreciation and a gold watch at an appreciation dinner in May. We all join in congratulating them for their proven commitment and dedication to the Bank, for their contributions to the growth of Parkvale and ... for those contagious smiles.

Seated L to R: Mary Ireland, Timothy G. Rubritz, William M. Chiodo

Standing: L to R: Florence K. McAlpine, Eddie E. Elliott, Rebecca Protin, Cathy K. Burgess

2005 All Star Salute



Judith L. Baker
Noble Manor

Parkvale's commitment to delivering exceptional customer service begins long before the doors open for business every morn-ing. The commitment begins with one simple word -**SMILE** - and the employees who embrace it.



Linda Barker
Monroeville

SMILE is an acronym that promises to greet customers with a **S**mile, **m**ake eye contact, **i**nquire about their needs, **l**isten to their desires and show **e**nthusiasm. You recognize exceptional customer service the moment you come in contact with it. It's a tone of voice, a concerned look, a sense of eagerness, and an attention to detail. When you experience it, *you just know.*



Christina Bess
Gibsonia

As true believers in **SMILE**, the nine employees pictured on this page are an inspiration to the entire organization and a testimony to the bank's core beliefs. ***Lori Kemp***, who returns for her fifth consecutive year as an All Star, continues to 'wow' her coworkers with her proven track record of providing customers with the exceptional service and responsiveness they deserve. Like Lori, ***Steve Kijanka***, an All Star since 2003, incorporates SMILE into servicing his customers, too. Steve's success as an All Star begins by opening the doors each and every day with a desire to provide his customers with the very best service, the very best product, just the very best. And continuing their success as a 2005 All Star are ***Judy Baker***, ***Joyce Lindgren***, and ***Maureen Wasko*** who were members of the All Star Salute for 2004.



Lori Kemp
Riverview



Stephen V. Kijanka
Squirrel Hill



Joyce Lindgren
North Hills



Joanne Minto
Gibsonia



Gloria Newcomer
Masontown

Parkvale takes pride in introducing you to the 2005 All Stars and we extend our congratulations to them for this high achievement as an All Star.



Maureen Wasko
Brownsville

Downtown Pittsburgh

Fourth & Wood
307 Fourth Avenue
Pittsburgh, PA 15222

Grant Street
Omni William Penn Hotel
559 Grant Street
Pittsburgh, PA 15219

Market Square
200 Fifth Avenue
Pittsburgh, PA 15222

East

Greenfield
503 Greenfield Avenue
Pittsburgh, PA 15207

Greensburg
Greengate
1420 Greengate Centre Circle
Greensburg, PA 15601

Monroeville
4220 William Penn Highway
Monroeville, PA 15146

Murray Avenue
4300 Murray Avenue
Pittsburgh, PA 15217

New Kensington
401 Ninth Street
New Kensington, PA 15068

Norwin
90 Malts Lane
North Huntingdon, PA 15642

Oakland
3520 Forbes Avenue
Pittsburgh, PA 15213

Riverview
90 Tarentum Bridge Road
New Kensington, PA 15068

Squirrel Hill
1940 Murray Avenue
Pittsburgh, PA 15217

Verona
Rivertown Shops
74 Allegheny River Boulevard
Verona, PA 15147

South

Arlington
2132 Arlington Avenue
Pittsburgh, PA 15210

Brentwood Towne Square
501 Towne Square Way
Pittsburgh, PA 15227

Caste Village
650 Caste Village
Pittsburgh, PA 15236

Mt. Washington
55 Wyoming Street
Pittsburgh, PA 15211

Peters Township
3801 Washington Road
McMurray, PA 15317

Village Square
1500 Oxford Drive
Bethel Park, PA 15102

West

Crafton
Crafton-Ingram Shopping Center
10 Foster Avenue
Pittsburgh, PA 15205






Parkvale
Bank

Greentree Road
Greentree Road Shopping Center
1970 Greentree Road
Pittsburgh, PA 15220

Heidelberg
2100 Washington Pike
Carnegie, PA 15106

Kennedy Township
1789 Pine Hollow Road
McKees Rocks, PA 15136

Noble Manor
2300 Noblestown Road
Pittsburgh, PA 15205

Robinson Township
6298 Steubenville Pike
Pittsburgh, PA 15205

North

Aliquippa
Aliquippa Shopping Center
2719 Brohead Road
Aliquippa, PA 15001

Allegheny Center
160 Allegheny Center Mall
Pittsburgh, PA 15212

Beaver Falls
1400 Seventh Avenue
Beaver Falls, PA 15010

Cranberry
Cranberry Mall, Rte 19
Cranberry Township, PA 16066

Gibsonia
600 Walmart Drive
Gibsonia, PA 15044

Millvale
420 Grant Avenue
Pittsburgh, PA 15209

North Hills
McKnight Seibert Shopping Center
4885 McKnight Road
Pittsburgh, PA 15237

Observatory Hill
3908 Perrysville Avenue
Pittsburgh, PA 15214

West View
West View Park Shopping, Center
997 West View Park Drive
Pittsburgh, PA 15229

Wexford
Pine Tree Shoppes
12095 Perry Highway
Wexford, PA 15090

Advance Financial Division Ohio & West Virginia

Bridgeport
435 Main Street
Bridgeport, OH 43912

Dunbar
125 Dunbar Avenue
Steubenville, OH 43952

Follansbee
1409 Main Street
Follansbee, WV 26037

Shadyside
4000 Central Avenue
Shadyside, OH 43947

Sunset
4420 Sunset Boulevard
Steubenville, OH 43952

Wellsburg
1015 Commerce Street
Wellsburg, WV 26070

Wintersville
805 Main Street
Wintersville, OH 43953

Masontown Division—Fayette County

Brownsville
6023 National Pike East
Grindstone, PA 15442

Chalk Hill
2951 National Pike
Chalk Hill, PA 15421

Cherry Tree
55 Matthew Drive
Uniontown, PA 15401

Masontown
110 South Main Street
Masontown, PA, 15461

Uniontown
173 Morgantown Street
Uniontown, PA 15401

Top two photos: The new Greensburg Office opened November 2005. Bottom: The New Kensington Office relocated to its new facility, July 2006.

CAPITAL STOCK INFORMATION

ANNUAL MEETING

The Annual Meeting of Shareholders will be held at 10:00 a.m., Thursday, October 26, 2006, at the Pittsburgh Athletic Association, 4215 Fifth Avenue, Pittsburgh, Pennsylvania 15213.

STOCK LISTING AND DIVIDENDS

Parkvale's Common Stock is traded in the over-the-counter market and quoted on the NASDAQ Global Select Market System under the symbol "PVSA." Prices shown below are based on the prices reported by the NASDAQ system.

For the Quarter Ended	High	Low	Dividends
June 06	**$29.50**	**$27.00**	**$0.20**
March 06	**28.40**	**27.49**	**0.20**
December 05	**28.62**	**27.17**	**0.20**
September 05	**30.10**	**27.00**	**0.20**
June 05	$28.55	$26.35	$0.20
March 05	31.80	27.64	0.20
December 04	33.20	26.00	0.20
September 04	27.48	25.35	0.20

There were 5,677,178 shares of Common Stock outstanding as of August 28, 2006, the Voting Record Date, which shares were held as of such date by approximately 380 holders of record.

TRANSFER AGENT

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
Toll free phone: 1 (800) 368-5948
Fax: (908) 497-2312

INFORMATION REQUESTS

A copy of the 2006 Annual Report of Parkvale Financial Corporation on Form 10-K filed with the Securities and Exchange Commission, and a list of exhibits thereto, will be furnished to shareholders without charge upon their written request to the Treasurer of the Corporation at its Headquarters Office, 4220 William Penn Highway, Monroeville, PA 15146 or via email to timothy.rubritz@parkvale.com. The telephone number is (412) 373-7200.

WEB SITE

Parkvale's web site is http://www.parkvale.com

IN MEMORY OF



Paul A. Mooney

We sadly note the passing of Director Emeritus
Paul A. Mooney on August 23, 2006.

With particular devotion and wise counsel, he served as a member of the Board of Directors of Parkvale Savings Bank from 1967 until 1998 and as Director Emeritus of the Bank thereafter. His sincere interest in the business of the Bank was a significant factor in its successful operation. His great understanding, love and friendship will be missed.

Parkvale
FINANCIAL CORPORATION